UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 28, 2021 (October 27, 2021)

GORES METROPOULOS II, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39907	85-2097088
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6260 Lookout Road Boulder, Colorado	80301
(Address of principal executive offices)	(Zip Code)

(303) 531-3100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fifth of one warrant	GMIIU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	GMII	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	GMIIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously announced, on April 29, 2021, Gores Metropoulos II, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Sunshine Merger Sub I, Inc. (“First Merger Sub”), Sunshine Merger Sub II, LLC (“Second Merger Sub”) and Sonder Holdings Inc. (“Sonder”). Pursuant to the Merger Agreement, among other things, the parties thereto will undertake the following transactions (collectively, the “Mergers”): (a) the merger of First Merger Sub with and into Sonder, with Sonder continuing as the surviving corporation (the “First Merger”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the merger of Sonder with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity.

Amendment to the Merger Agreement

On October 27, 2021, the parties entered into an amendment to the Merger Agreement (“Amendment No. 1”). Amendment No. 1 modifies the Merger Agreement by, among other things: (a) reducing the amount of the Aggregate Company Stock Consideration (as defined in the Merger Agreement) to a number of shares of the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”), equal to the result of (i) $1,901,603,000, divided by (ii) $10.00; (b) including a representation of the Company, First Merger Sub and Second Merger Sub that 1,277,285 shares of the Company’s Class F common stock, par value $0.0001 per share (the “Class F Common Stock”), will be cancelled for no consideration immediately prior to the effective time of the First Merger (as further described below under the heading “Share Surrender Agreement”); (c) including a representation of the Company, First Merger Sub and Second Merger Sub that the Company has delivered to Sonder executed subscription agreements pursuant to which certain subscribers have agreed to purchase 32,216,785 shares of Company Common Stock for an aggregate purchase price equal to approximately $309,394,998 (as further described below under the heading “Subscription Agreements”); (d) providing that the Company, Sonder or one or more of their affiliates may enter into a delayed draw note purchase agreement or other similar loan, credit or note purchase agreement pursuant to which notes, warrants or other equity will be issued by the Company, Sonder and/or one or more of their affiliates at or after the effective time of the First Merger; (e) extending from October 28, 2021 to January 31, 2022 the date after which the Company and Sonder would have a right to terminate the Merger Agreement if the transactions contemplated by the Merger Agreement, including the Mergers (the “Business Combination”), have not been consummated (provided that the delay in closing the Business Combination by such date is not due to the breach of the Merger Agreement by the party seeking to terminate); and (f) revising the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws which will be put in place in connection with the Business Combination.

The foregoing summary of Amendment No. 1 is qualified in its entirety by the text of Amendment No. 1 (including the form of the Company’s Amended and Restated Certificate of Incorporation and the form of the Company’s Amended and Restated Bylaws attached as exhibits thereto), which is incorporated by reference as Exhibit 2.1 to this Current Report on Form 8-K (the “Current Report”).

Subscription Agreements

Amendment to Existing Subscription Agreements

As previously disclosed, on April 29, 2021, the Company entered into subscription agreements (the “Existing Subscription Agreements”) with certain investors (the “Existing Subscribers”) and Gores Metropoulos Sponsor II, LLC (the “Sponsor”), pursuant to which the Existing Subscribers and the Sponsor have agreed to purchase an aggregate of 20,000,000 shares of Company Common Stock in a private placement for $10.00 per share (the “Existing PIPE”). Each Existing Subscription Agreement provided that such agreement was to terminate with no further force and effect in the event the closing of the Business Combination had not occurred by October 28, 2021, among other things.

On October 27, 2021, the parties entered into an amendment to the Existing Subscription Agreements (the “Existing Subscription Amendment”), pursuant to which, among other things, the date such Existing Subscription Agreements terminate if the Business Combination has not been consummated was extended from October 28, 2021 to January 31, 2022.

A copy of the form of the Existing Subscription Amendment is incorporated by reference as Exhibit 10.1 to this Current Report. The foregoing description of the Existing PIPE is qualified in its entirety by reference thereto.

New Subscription Agreements

On October 27, 2021, the Company entered into subscription agreements (the “New Subscription Agreements”) with certain investors, including the Sponsor (the “New Subscribers”), pursuant to which the New Subscribers have agreed to purchase an aggregate of 11,507,074 shares of Company Common Stock in a private placement for $8.89 per share (the “New PIPE”). Each New Subscription Agreement is to terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties to such New Subscription Agreement; (c) any of the conditions to closing set forth in such New Subscription Agreement not being satisfied or waived on or prior to the closing and, as a result thereof, the transactions contemplated by such New Subscription Agreement not being consummated at the closing; and (d) January 31, 2022, if the closing of the Business Combination shall not have occurred by such date.

A copy of the form of the New Subscription Agreements is incorporated by reference as Exhibit 10.2 to this Current Report. The foregoing description of the New PIPE is qualified in its entirety by reference thereto.

Additional Sponsor Commitment Subscription Agreement

On October 27, 2021, the Company entered into a subscription agreement (the “Additional Sponsor Commitment Subscription Agreement”) with the Sponsor, substantially similar to the Sponsor’s Existing Subscription Agreement (as amended), whereby the Sponsor separately agreed to purchase an additional 709,711 shares of Company Common Stock in a private placement for $10.00 per share. The Additional Sponsor Commitment Subscription Agreement will automatically terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties to such Additional Sponsor Commitment Subscription Agreement; (c) any of the conditions to closing set forth in such Additional Sponsor Commitment Subscription Agreement not being satisfied or waived on or prior to the closing and, as a result thereof, the transactions contemplated by such Additional Sponsor Commitment Subscription Agreement not being consummated at the closing; and (d) January 31, 2022, if the closing of the Business Combination shall not have occurred by such date.

The total amount to be raised under in the aggregate under all of the Existing Subscription Agreements, all of the New Subscription Agreements and the Additional Sponsor Commitment Subscription Agreement is $309,394,998.

Share Surrender Agreement

On October 27, 2021, the Company entered into a share surrender agreement (the “Share Surrender Agreement”), by and between the Company and the Sponsor, pursuant to which the Sponsor agreed to surrender 1,277,285 shares of Class F Common Stock immediately prior to the effective time of the First Merger, contingent on the satisfaction of the conditions to closing set forth in the Merger Agreement. The Share Surrender Agreement is incorporated by reference as Exhibit 10.3 to this Current Report. The foregoing description of the Share Surrender Agreement is qualified in its entirety by the text of the Share Surrender Agreement.

Item 8.01	Other Events.

Term Sheet regarding Delayed Draw Note Purchase Agreement

On October 25, 2021, Sonder entered into a non-binding term sheet with certain PIPE Investors (the “Purchasers”) for the sale of an aggregate of $220 million in principal amount of delayed draw subordinated secured notes (the “Delayed Draw Notes”) to be available to the post-Business Combination Company following the completion of the Business Combination. The term sheet also contemplates that the Purchasers would be issued warrants to purchase shares of the post-Business Combination Company’s Common Stock equal to 15.0% of the principal amount committed (calculated assuming a per share value of $10.00).

Sonder intends to close the Delayed Draw Note Purchase Agreement in the fourth quarter of 2021. However, there can be no assurance that Sonder will be able to complete the sale of the proposed Delayed Draw Notes on these anticipated terms or at all.

On October 28, 2021, the Company issued a press release announcing the execution of Amendment No. 1. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein. Notwithstanding the foregoing, information contained on the Company’s or Sonder’s website and the websites of any of their respective affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of, nor is it incorporated by reference into, this Current Report.

Attached as Exhibit 99.2 and incorporated by reference herein is the transaction summary slide, dated as of October 28, 2021, that will be used by the Company and Sonder with respect to the Business Combination, as amended by Amendment No. 1.

Additional Information and Where to Find It

Additional information about the proposed Business Combination among Sonder, the Company and certain subsidiaries of the Company, including a copy of the Merger Agreement, are provided in a Current Report on Form 8-K which was filed by the Company with the SEC and is available at www.sec.gov. In connection with the proposed Business Combination, the Company filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to the Company’s securities to be issued in connection with the proposed Business Combination. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus/consent solicitation statement contained therein, when it is declared effective by the SEC, will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the proposed Business Combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. The Company may also file other documents regarding the proposed Business Combination with the SEC. Company stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus/consent solicitation statement, as well as any amendments or supplements thereto, because they will contain important information about the proposed Business Combination.

When available, the definitive proxy statement/prospectus/consent solicitation statement will be mailed to Company stockholders as of a record date to be established for voting on the proposed Business Combination and the other matters to be voted upon at the Special Meeting. Investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, the Company’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

The Company, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Company stockholders in connection with the proposed Business Combination. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination by reading the Company’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This Current Report may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth and cash flow (including Sonder’s outlook for Total Revenue and Adjusted EBITDA for the year ended December 31, 2021), Sonder’s forecasted growth in units (including Sonder’s forecast for growth in Total Portfolio for the year ended December 31, 2021), information concerning the Company’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed Business Combination will generate returns for stockholders. These forward-looking statements are based on the Company’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this Current Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (as amended by Amendment No. 1) and the proposed Business Combination contemplated thereby; (b) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement (as amended by Amendment No. 1); (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed Business Combination; (d) the inability to complete the Existing PIPE, the New PIPE or the private placement contemplated by the Additional Sponsor Commitment Subscription Agreement; (e) the risk that the proposed Business Combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed Business Combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic, including the Delta variant and potential governmental and other restrictions (including travel restrictions) resulting therefrom; (k) the inability of Sonder to enter into a definitive delayed draw note purchase agreement; and (l) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by the Company from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither the Company nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report. Additional risks and uncertainties are identified and discussed in the Company’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This Current Report relates to a proposed Business Combination between the Company and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Exhibit

2.1*	Amendment No. 1, dated as of October 27, 2021, to the Agreement and Plan of Merger, dated as of April 29, 2021, by and among Gores Metropoulos II, Inc., Sunshine Merger Sub I, Inc., Sunshine Merger Sub II, LLC and Sonder Holdings Inc.

10.1	Form of Amendment to Gores Metropoulos II Subscription Agreement, dated as of October 27, 2021.

10.2	Form of New Subscription Agreements.

10.3	Share Surrender Agreement, dated as of October 27, 2021, by and between Gores Metropoulos II, Inc. and Gores Metropoulos Sponsor II, LLC.

99.1	Press Release issued by the Company on October 28, 2021.

99.2	Transaction Summary Slide, dated October 28, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gores Metropoulos II, Inc.

Date: October 28, 2021	By:	/s/ Andrew McBride
	Name:	Andrew McBride
	Title:	Chief Financial Officer and Secretary

Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment No. 1”) is made and entered into as of October 27, 2021, by and among Gores Metropoulos II, Inc., a Delaware corporation (“Parent”), Sunshine Merger Sub I, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“First Merger Sub”), Sunshine Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Second Merger Sub”), and Sonder Holdings Inc., a Delaware corporation (the “Company” and together with Parent, First Merger Sub, Second Merger Sub and the Company, the “Parties”), and amends that certain Agreement and Plan of Merger, dated as of April 29, 2021, by and among the Parties (the “Merger Agreement”). Except as otherwise set forth herein, capitalized terms used herein have the meanings set forth in the Merger Agreement.

RECITALS

WHEREAS, the Parties entered into the Merger Agreement on April 29, 2021; and

WHEREAS, the Parties have determined to amend certain provisions of the Merger Agreement and certain exhibits thereto in furtherance of the consummation of the transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein and in the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. The Amendments.

1.1 Replacement of Exhibit C. Exhibit C to the Merger Agreement is replaced in its entirety with the form of Parent A&R Charter attached to this Amendment No. 1 as Annex I.

1.2 Replacement of Exhibit D. Exhibit D to the Merger Agreement is replaced in its entirety with the form of Parent A&R Bylaws attached to this Amendment No. 1 as Annex II.

1.3 Amendment to Recitals. The eighth WHEREAS clause of the Recitals of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

WHEREAS, in connection with the Transactions, Parent and certain investors (the “Subscribers”) have entered into Subscription Agreements, dated as of the date thereof (the “Subscription Agreements”), for a private placement of Parent Common Stock to be consummated prior to or substantially concurrently with the consummation of the Transactions;

1.4 Amendments to Article I.

1.4.1 Section 1.01 of Certain Definitions is hereby amended to restate the definition of “Aggregate Company Stock Consideration” in its entirety as follows:

“Aggregate Company Stock Consideration” means a number of shares of Parent Common Stock (deemed to have a value of $10.00 per share), equal to the result of (a) $1,901,603,000, divided by (b) $10.00.

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1.4.2 Section 1.01 of Certain Definitions is hereby amended to include the definition of “Share Surrender Agreement” as follows:

“Share Surrender Agreement” means that certain Share Surrender Agreement, dated October 27, 2021, by and between Parent and Sponsor.

1.5 Amendment to Section 6.14(a). The first sentence of Section 6.14(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

The authorized capital stock of Parent consists of: (i) 1,000,000 shares of Parent Preferred Stock, of which no shares are issued and outstanding as of the date of this Agreement; (ii) 440,000,000 shares of common stock, consisting of 400,000,000 shares of Parent Class A Stock and 40,000,000 shares of Parent Class F Stock, of which (A) 45,000,000 shares of Parent Class A Stock are issued and outstanding as of the date of this Agreement and 11,250,000 shares of Parent Class F Stock are issued and outstanding as of the date of this Agreement (of which 1,277,285 shares of Parent Class F Stock will be cancelled for no consideration immediately prior to the Effective Time), and (B) 14,500,000 Parent Warrants are issued and outstanding as of the date of this Agreement.

1.6 Amendment to Section 6.20.

1.6.1 The first sentence of Section 6.20 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

Parent has delivered to the Company true, correct and complete copies of the fully executed Subscription Agreements pursuant to which the Subscribers in the aggregate have agreed, pursuant to the terms and subject to the conditions thereof, to purchase 32,216,785 shares of Parent Common Stock for an aggregate purchase price equal to $309,394,997.86 (such transactions contemplated by the Subscription Agreements, collectively, the “PIPE Investment”).

1.7 Amendment to Section 8.13. Section 8.13 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

Waiver Agreements; Share Surrender Agreement. In connection with the Transactions, Parent shall not permit any amendment or modification to be made to, or any waiver (in whole or in part) of any provision or remedy under, or any replacement of, any Waiver Agreement or the Share Surrender Agreement. Parent shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy in all material respects on a timely basis all conditions and covenants applicable to Parent in the Waiver Agreements and the Share Surrender Agreement.

1.8 Amendment to Section 11.01(b). Section 11.01(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(b) prior to the Closing, by written notice to the Company from Parent if: (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 10.02(a) or Section 10.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Parent provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Parent of such breach, but only as long as the Company

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continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; (ii) the Closing has not occurred on or before January 31, 2022 (the “Termination Date”); or (iii) the consummation of the Mergers is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or a statute, rule or regulation; provided, however, that the right to terminate this Agreement under Section 11.01(b)(ii) shall not be available if Parent’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the Termination Date;

2. Miscellaneous Provisions.

2.1 Voting and Support Agreement. Reference is hereby made to that certain Voting and Support Agreement, dated April 29, 2021, by and among Parent, First Merger Sub, Second Merger Sub and certain stockholders party thereto (the “Voting and Support Agreement”). Concurrently with the execution and delivery of this Amendment No. 1, the Company has obtained and provided to Parent an executed written consent of each stockholder party to the Voting and Support Agreement approving this Amendment No. 1 in all respects.

2.2 Potential Financing. Notwithstanding anything to the contrary in the Merger Agreement, it is contemplated that Parent, the Company or one or more of their Affiliates will enter into a delayed draw note purchase agreement or other similar loan, credit or note purchase agreement pursuant to which notes, warrants or other equity will be issued by Parent, the Company and/or one or more of their Affiliates to the parties thereto at or after the Effective Time. The Parties acknowledge and agree that any such notes, warrants or other equity issued in connection with the financing contemplated by the foregoing sentence shall not be Company Capital Stock or Company Warrants or otherwise deemed to be equity securities of the Company for purposes of the definitions of “Company Stock Adjusted Fully Diluted Shares”, “Company Stock Fully Diluted Shares” or “Earnout Pro Rata Share” pursuant to the Merger Agreement.

2.3 Effect of Amendment. This Amendment No. 1 shall be effective as of the date first written above. For the avoidance of any doubt, all references: (a) in the Merger Agreement to “this Agreement” and (b) to the Merger Agreement in any other agreements, exhibits, schedules and disclosure schedules referred to in the Merger Agreement, will, in each case, be deemed to be references to the Merger Agreement as amended by this Amendment No. 1. Except as amended hereby, the Merger Agreement will continue in full force and effect and shall be otherwise unaffected hereby. This Amendment shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. This Amendment only may be amended by the Parties by execution of an instrument in writing signed on behalf of each of the Parties.

2.4 Counterparts. This Amendment No. 1 may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.5 Governing Law. This Amendment No. 1 and all claims or causes of action based upon, arising out of, or related to this Amendment No. 1 or any of the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Each of the Parties irrevocably consents and agrees that Section 12.12 of the Merger Agreement shall apply to this Amendment No. 1, mutatis mutandis.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

GORES METROPOULOS II, INC.

By:	/s/ Alec Gores
Name: Alec Gores
Title: Chief Executive Officer

SUNSHINE MERGER SUB I, INC.

By:	/s/ Andrew McBride
Name: Andrew McBride
Title: Chief Financial Officer and Secretary

SUNSHINE MERGER SUB II, LLC

By:	/s/ Andrew McBride
Name: Andrew McBride
Title: Manager

SONDER HOLDINGS INC.

By:	/s/ Sanjay Banker
Name: Sanjay Banker
Title: President and Chief Financial Officer

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Exhibit C

Parent A&R Charter

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GORES METROPOULOS II, INC.

Gores Metropoulos II, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is Gores Metropoulos II, Inc. and that this corporation was originally incorporated pursuant to the Delaware General Corporation Law on July 21, 2020.

SECOND: That the Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the amended and restated certificate of incorporation of this corporation and, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the amended and restated certificate of incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of the corporation is Sonder Holdings Inc. (the “Corporation”).

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 200 Bellevue Parkway, Suite 210, in the City of Wilmington, County of New Castle, State of Delaware, 19809. The name of the Corporation’s registered agent at such address is Intertrust Corporate Services Delaware Ltd.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 690,000,000 shares, consisting of (a) 440,000,000 shares of General Common Stock (the “General Common Stock”), including (i) 400,000,000 shares of Common Stock (the “Common Stock”), and (ii) 40,000,000 shares of Special Voting Common Stock (the “Special Voting Common Stock”), and (b) 250,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Immediately upon the effectiveness (the “Effective Time”) of this Amended and Restated Certificate of Incorporation (this “Amended and Restated Certificate”), each share of the Corporation’s Class F Common Stock, par value $0.0001 per share, issued and outstanding or held as treasury stock immediately prior to the

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Effective Time (the “Class F Common Stock”), shall, automatically and without further action by any stockholder or other person, including the Corporation, be converted into one share of Common Stock. It is intended that the conversion of the Class F Common Stock into Common Stock will be treated as a reorganization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended. Any stock certificate that immediately prior to the Effective Time represented shares of Class F Common Stock shall from and after the Effective Time be deemed to represent an equal number of shares of Common Stock, without the need for surrender or exchange thereof.

Effective upon the Effective Time, the class of Common Stock of the Corporation shall be renamed the “General Common Stock” of the Corporation, the series of Class A Common Stock of the Corporation shall be renamed the “Common Stock” of the Corporation, and the series of Class F Common Stock of the Corporation shall be renamed the “Special Voting Common Stock” of the Corporation. Notwithstanding the renaming of the Common Stock of the Corporation to “General Common Stock,” this Amended and Restated Certificate shall not amend Article IX and, from and after the filing of this Amended and Restated Certificate, all references in Article IX to “Common Stock” shall be understood to refer to “General Common Stock” and shall not result in any alteration or change in the powers, preferences or special rights of the terms of such stock.

ARTICLE V

The rights, powers, preferences, privileges, restrictions and other matters relating to the Common Stock and the Special Voting Common Stock are as follows:

1. Voting Rights. Each holder of shares of Common Stock and each holder of shares of Special Voting Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on matters properly submitted to the stockholders on which the holders of Common Stock or Special Voting Common Stock are entitled to vote. Except as otherwise expressly provided herein or as required by law, the holders of Common Stock and Special Voting Common Stock will vote together and not as separate series or classes. Subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the holders of Common Stock and Special Voting Common Stock, voting together as a single class, shall be entitled to elect and remove all directors of the Corporation.

Notwithstanding any other provision in this Amended and Restated Certificate, prior to the closing of the initial Business Combination, the holders of Class F Common Stock, voting together as a single class, shall have the exclusive right to elect and remove any director, and the holders of Class A Common Stock shall have no right to vote on the election or removal of any director. The provisions described in the foregoing sentence may only be amended by approval of a majority of at least ninety percent (90%) of our Class F Common Stock voting in an annual meeting. For purposes of this Amended and Restated Certificate, “Business Combination” or any reference in this Amended and Restated Certificate to the “initial Business Combination” shall mean the earlier of (i) a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Corporation and one or more businesses, or (ii) the First Merger as defined in that certain Agreement and Plan of Merger, by and among the Corporation, Sunshine Merger Sub I, Inc., Sunshine Merger Sub II, LLC, and Sonder Holdings Inc. (as amended on October 27, 2021), and the “Offering” shall mean the Corporation’s initial public offering of securities.

2. Dividends. Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation (the “Board”), out of any assets of the Corporation legally available therefor, such dividends and other distributions as may be declared from time to time by the Board. Any dividends paid to the holders of shares of Common Stock shall be paid on a pro rata basis. The holders of the Special Voting Common Stock shall not be entitled to receive any dividends out of any assets of the Corporation.

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3. Liquidation Rights. In the event of a liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, a merger, consolidation, reclassification, reorganization or similar event involving the Corporation or a sale, lease, abandonment, transfer, license or other disposition of assets by the Corporation, in connection with which the Board has determined to effect a distribution of assets of the Corporation to any holder or holders of Common Stock, then, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Corporation legally available for distribution to stockholders shall be distributed on a pro rata basis to the holders of Common Stock. The holders of the Special Voting Common Stock shall not be entitled to receive any distribution of assets of the Corporation in such event.

4. Redemption.

4.1 Sonder Canada Inc., a corporation amalgamated under the laws of the province of Québec (“Sonder Canada”), may from time to time, pursuant to Sonder Canada’s Articles of Arrangement (as amended and/or restated from time to time, the “Sonder Canada Articles”), issue shares designated as Common Exchangeable Preferred Shares (the “Sonder Canada Exchangeable Shares”). Each Sonder Canada Exchangeable Share may be exchanged for one (1) share of Common Stock, pursuant to the terms of the Sonder Canada Articles and that certain Exchange Rights Agreement (as amended and/or restated from time to time, the “Exchange Rights Agreement”), dated December 18, 2019, by and among the Corporation, Sonder Canada, Sonder Exchange ULC and the holders of Sonder Canada Exchangeable Shares, as the case may be.

4.2 The Corporation shall automatically redeem (an “Automatic Redemption”), on the date on which any Sonder Canada Exchangeable Shares held by a holder are redeemed, exchanged or otherwise transferred for Common Stock pursuant to the Sonder Canada Articles or the Exchange Rights Agreement, such number of shares of Special Voting Common Stock held by such holder corresponding to the number of Sonder Canada Exchangeable Shares then redeemed, exchanged or otherwise transferred (the “Redeemed Shares”) for an amount equal to $0.000001 per share (the “Automatic Redemption Price”) as set forth below, and such Redeemed Shares may not be reissued by the Corporation.

4.3 In any case of an Automatic Redemption, the Corporation shall give notice in writing of the Automatic Redemption to the holder(s) of such Redeemed Shares. The notice shall set out the total number of Redeemed Shares and the total Automatic Redemption Price for the Redeemed Shares. Notwithstanding the foregoing, the Redeemed Shares shall be redeemed automatically and without further action by any stockholder or other person, including the Corporation, whether or not such notice is given to the holder(s) of such Redeemed Shares.

4.4 On or after an Automatic Redemption, each holder of Redeemed Shares shall surrender the certificate(s), if any, representing such Redeemed Shares, in the manner and at the place designated by the Corporation, and the Automatic Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificates as the owner thereof, and each surrendered certificate shall be cancelled and retired. Notwithstanding the foregoing, the Redeemed Shares shall be redeemed automatically without any further action by the holders of such shares or other person, including the Corporation, and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent.

4.5 From and after an Automatic Redemption, any person who previously held Redeemed Shares shall cease to be entitled to exercise any of the rights of a stockholder in respect thereof.

5. Vote to Increase or Decrease Authorized Shares. The number of authorized shares of Common Stock or Special Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law, and no vote of the holders of the Common Stock or Special Voting Common Stock, or of any series thereof, voting separately as a class shall be required therefor.

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ARTICLE VI

1. Rights of Preferred Stock. The Board is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the Delaware General Corporation Law (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The Board is further authorized to increase (but not above the total number of authorized shares of Preferred Stock) or decrease (but not below the number of shares of any such series of Preferred Stock then outstanding) the number of shares of any series of Preferred Stock, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Amended and Restated Certificate or the resolution of the Board originally fixing the number of shares of such series of Preferred Stock.

2. Vote to Amend Terms of Preferred Stock. Except as otherwise required by law or provided in this Amended and Restated Certificate, holders of Common Stock and Special Voting Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any Preferred Stock Designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation filed with respect to any series of Preferred Stock).

3. Vote to Increase or Decrease Authorized Shares. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

ARTICLE VII

1. Board Size. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors that constitutes the total number of authorized directors, whether or not there exist any vacancies or unfilled seats in previously authorized directorships (the “Whole Board”), shall be fixed solely by resolution adopted by a majority of the Whole Board. At each annual meeting of stockholders, directors of the Corporation whose terms are expiring at such meeting shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier death, resignation or removal, except that if any such election shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the Delaware General Corporation Law.

2. Board Structure. From and after the Effective Time, the directors of the Corporation (other than any who may be elected by holders of Preferred Stock under specified circumstances) shall be divided into three (3) classes as nearly equal in size as is practicable, designated Class I, Class II and Class III. Directors already in office shall be assigned to each class at the time such classification becomes effective in accordance with a resolution or resolutions adopted by the Board. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board. At the first annual meeting of stockholders following the Effective Time, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the Effective Time, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the Effective Time, the term of office of the Class III directors

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shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned hereafter among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

3. Removal; Vacancies. Any director may be removed from office by the stockholders of the Corporation only for cause. Subject to the rights of the holders of any series of Preferred Stock to elect directors and fill vacancies under specified circumstances, and as permitted in the specific case by resolution of the Board, vacancies occurring on the Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the directors then in office (which may include one or more directors who are resigning effective at a future date), although less than a quorum, or by a sole remaining director, and not by stockholders. A person so elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor is duly elected and qualified, or until such director’s earlier death, resignation or removal.

ARTICLE VIII

The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

1. Board Power. The business and affairs of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authority expressly conferred by statute or by this Amended and Restated Certificate or the Bylaws of the Corporation, the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

2. Written Ballot. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

3. Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by the Delaware General Corporation Law, the Board is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. The Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation. Notwithstanding the foregoing or any other provision of this Amended and Restated Certificate, the Bylaws may not be amended, altered or repealed except in accordance with the provisions of the Bylaws relating to amendments to the Bylaws; provided, for the avoidance of doubt, that no provision of the Bylaws requiring a specified vote of the Corporation’s stockholders to adopt, amend or repeal the Bylaws shall be deemed to limit, modify or restrict the foregoing authority of the Board to adopt, amend or repeal the Bylaws.

4. Special Meetings. Subject to the terms of any series of Preferred Stock, special meetings of the stockholders may be called only by (a) the Board acting pursuant to a resolution adopted by a majority of the Whole Board; (b) the chairperson of the Board; (c) the chief executive officer of the Corporation; or (d) the president of the Corporation, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied.

5. Availability of Stockholder Action by Written Consent. Subject to the rights of the holders of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by action by consent of such stockholders.

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6. No Cumulative Voting. No stockholder will be permitted to cumulate votes at any election of directors.

7. Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE IX

BUSINESS COMBINATION REQUIREMENTS; EXISTENCE

Section 9.1. General.

(a) The provisions of this Article IX shall apply during the period commencing upon the effectiveness of this Amended and Restated Certificate and terminating upon the consummation of the Corporation’s initial Business Combination and no amendment to this Article IX shall be effective prior to the consummation of the initial Business Combination unless approved by the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of the Common Stock.

(b) Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission on December 23, 2020, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except with respect to up to $900,000 per year of interest earned on the funds held in the Trust Account that may be released to fund regulatory compliance requirements and other costs related thereto (a “Regulatory Withdrawal”), plus additional amounts necessary to pay the Corporation’s franchise and income tax obligations, if any, the proceeds from the Offering and the sale of the private placement warrants will not be released from the Trust Account until the earlier of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 24 months from the closing of the Offering and (iii) the redemption of shares in connection with a vote seeking to amend any provisions of the Amended and Restated Certificate relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7). Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are affiliates of Gores Metropoulos Sponsor II, LLC (the “Sponsor”) or officers or directors of the Corporation) are referred to herein as “Public Stockholders.”

Section 9.2. Redemption Rights.

(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Section 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”); provided, however, that the Corporation shall not redeem or repurchase Offering Shares to the extent that such redemption would result in the Corporation’s failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor rule)) in excess of $5 million or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the initial Business Combination (such limitation hereinafter called the “Redemption Limitation”), and provided further that any beneficial owner of

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Offering Shares on whose behalf a redemption right is being exercised must identify itself to the Corporation in connection with any redemption election in order to validly redeem such Offering Shares. Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.

(b) If the Corporation offers to redeem the Offering Shares other than in conjunction with a stockholder vote on an initial Business Combination with a proxy solicitation pursuant to Regulation 14A of the Exchange Act (or any successor rules or regulations) and filing proxy materials with the Securities and Exchange Commission (the “SEC”), the Corporation shall offer to redeem the Offering Shares upon the consummation of the initial Business Combination, subject to lawfully available funds therefor, in accordance with the provisions of Section 9.2(a) hereof pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Tender Offer Rules”) which it shall commence prior to the consummation of the initial Business Combination and shall file tender offer documents with the SEC prior to the consummation of the initial Business Combination that contain substantially the same financial and other information about the initial Business Combination and the Redemption Rights as is required under Regulation 14A of the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Proxy Solicitation Rules”), even if such information is not required under the Tender Offer Rules; provided, however, that if a stockholder vote is required by law to approve the proposed initial Business Combination, or the Corporation decides to submit the proposed initial Business Combination to the stockholders for their approval for business or other legal reasons, the Corporation shall offer to redeem the Offering Shares, subject to lawfully available funds therefor, in accordance with the provisions of Section 9.2(a) hereof in conjunction with a proxy solicitation pursuant to the Proxy Solicitation Rules (and not the Tender Offer Rules) at a price per share equal to the Redemption Price calculated in accordance with the following provisions of this Section 9.2(b). In the event that the Corporation offers to redeem the Offering Shares pursuant to a tender offer in accordance with the Tender Offer Rules, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares tendering their Offering Shares pursuant to such tender offer shall be equal to the quotient obtained by dividing: (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to fund Regulatory Withdrawals and/or to pay its franchise and income taxes, by (ii) the total number of then outstanding Offering Shares. If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on the proposed initial Business Combination pursuant to a proxy solicitation, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares exercising their Redemption Rights shall be equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to fund Regulatory Withdrawals and/or to pay its franchise and income taxes, by (b) the total number of then outstanding Offering Shares.

(c) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination pursuant to a proxy solicitation, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall be restricted from seeking Redemption Rights with respect to more than an aggregate of 20% of the Offering Shares.

(d) In the event that the Corporation has not consummated an initial Business Combination within 24 months from the closing of the Offering, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to fund Regulatory Withdrawals, and/or to pay its franchise and income taxes (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to

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applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if (i) such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination and (ii) the Redemption Limitation is not exceeded.

(f) If the Corporation conducts a tender offer pursuant to Section 9.2(b), the Corporation shall consummate the proposed initial Business Combination only if the Redemption Limitation is not exceeded.

Section 9.3. Distributions from the Trust Account.

(a) A Public Stockholder shall be entitled to receive funds from the Trust Account only as provided in Sections 9.2(a), 9.2(b), 9.2(d) or 9.7 hereof. In no other circumstances shall a Public Stockholder have any right or interest of any kind in or to distributions from the Trust Account, and no stockholder other than a Public Stockholder shall have any interest in or to the Trust Account.

(b) Each Public Stockholder that does not exercise its Redemption Rights shall retain its interest in the Corporation and shall be deemed to have given its consent to the release of the remaining funds in the Trust Account to the Corporation, and following payment to any Public Stockholders exercising their Redemption Rights, the remaining funds in the Trust Account shall be released to the Corporation.

(c) The exercise by a Public Stockholder of the Redemption Rights shall be conditioned on such Public Stockholder following the specific procedures for redemptions set forth by the Corporation in any applicable tender offer or proxy materials sent to Public Stockholders relating to the proposed initial Business Combination. Payment of the amounts necessary to satisfy the Redemption Rights properly exercised shall be made as promptly as practical after the consummation of the initial Business Combination.

Section 9.4. Share Issuances. Prior to the consummation of the Corporation’s initial Business Combination, the Corporation shall not issue any additional shares of capital stock of the Corporation that would entitle the holders thereof to receive funds from the Trust Account or vote on any initial Business Combination.

Section 9.5. Transactions with Affiliates. In the event the Corporation enters into an initial Business Combination with a target business that is affiliated with the Sponsor, or the directors or officers of the Corporation, the Corporation, or a committee of the independent directors of the Corporation, shall obtain an opinion from an independent accounting firm or an independent investment banking firm that is a member of the Financial Industry Regulatory Authority that such Business Combination is fair to the Corporation from a financial point of view.

Section 9.6. No Transactions with Other Blank Check Companies. The Corporation shall not enter into an initial Business Combination with another blank check company or a similar company with nominal operations.

Section 9.7. Additional Redemption Rights. If, in accordance with Section 9.1(a), any amendment is made to Section 9.2(d) that would affect the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination within 24 months from the date of the Closing or (ii) with respect to any other provisions of this Article IX relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price,

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payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to fund Regulatory Withdrawals and/or to pay its franchise and income taxes, divided by the number of then outstanding Offering Shares. The Corporation’s ability to provide such opportunity is subject to the Redemption Limitation.

Section 9.8. Minimum Value of Target. The Corporation’s initial Business Combination must occur with one or more target businesses that together have a fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination.

ARTICLE X

To the fullest extent permitted by law, no director of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

No amendment, repeal, or elimination of this Article X, or adoption of any provision of this Amended and Restated Certificate inconsistent with this Article X, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal, or elimination or adoption of such an inconsistent provision.

ARTICLE XI

If any provision of this Amended and Restated Certificate becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Amended and Restated Certificate, and the court will replace such illegal, void or unenforceable provision of this Amended and Restated Certificate with a valid and enforceable provision that most accurately reflects the Corporation’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Amended and Restated Certificate shall be enforceable in accordance with its terms.

Except as provided in Article X above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that notwithstanding any other provision of this Amended and Restated Certificate or any provision of law that might otherwise permit a lesser vote, the Board acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Corporation, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of ARTICLE V, Section 1 of ARTICLE VI, ARTICLE VII, ARTICLE VIII, ARTICLE X or this ARTICLE XI of this Amended and Restated Certificate.

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THIRD: That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation’s Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law.

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IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been duly executed by a duly authorized officer of this corporation on this [    ] day of [            ], 2021.

Andrew McBride
Chief Financial Officer and Secretary

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EXHIBIT D

Parent A&R Bylaws

CONFIDENTIAL

AMENDED AND RESTATED BYLAWS OF

SONDER HOLDINGS INC.

(adopted on [●])

(effective as of [●])

i

TABLE OF CONTENTS—(Continued)

ii

AMENDED AND RESTATED BYLAWS

OF

SONDER HOLDINGS INC.

ARTICLE I - CORPORATE OFFICES

1.1 REGISTERED OFFICE

The registered office of Sonder Holdings Inc. (the “Company”) shall be fixed in the Company’s certificate of incorporation, as the same may be amended from time to time.

1.2 OTHER OFFICES

The Company may at any time establish other offices at any place or places.

ARTICLE II - MEETINGS OF STOCKHOLDERS

2.1 PLACE OF MEETINGS

Meetings of stockholders shall be held at a place, if any, within or outside the State of Delaware, determined by the board of directors of the Company (the “Board of Directors”). The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the “DGCL”) or any successor legislation. In the absence of any such designation or determination, stockholders’ meetings shall be held at the Company’s principal executive office.

2.2 ANNUAL MEETING

The annual meeting of stockholders shall be held each year. The Board of Directors shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these bylaws, may be transacted. The Board of Directors, acting pursuant to a resolution adopted by a majority of the Whole Board, or the chairperson of the meeting may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For the purposes of these bylaws, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships.

2.3 SPECIAL MEETING

(a) A special meeting of the stockholders, other than as required by statute, may be called at any time by (i) the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, (ii) the chairperson of the Board of Directors, (iii) the chief executive officer or (iv) the president, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. The Board of Directors, acting pursuant to a resolution adopted by a majority of the Whole Board, or the chairperson of the meeting may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(b) The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of a majority of the Whole Board, the chairperson of the Board of Directors, the chief executive officer or the president. Nothing contained in this Section 2.3(b) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

2.4 ADVANCE NOTICE PROCEDURES

(a) Annual Meetings of Stockholders.

(i) Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (1) pursuant to the Company’s notice of meeting (or any supplement thereto); (2) by or at the direction of the Board of Directors; (3) as may be provided in the certificate of designations for any class or series of preferred stock; or (4) by any stockholder of the Company who (A) is a stockholder of record at the time of giving of the notice contemplated by Section 2.4(a)(ii); (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting; (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting; (D) is a stockholder of record at the time of the annual meeting; and (E) complies with the procedures set forth in this Section 2.4(a).

(ii) For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (4) of Section 2.4(a)(i), the stockholder must have given timely notice in writing to the secretary and any such nomination or proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day and no later than 5:00 p.m., local time, on the 90th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the preceding year, or if the date of the applicable annual meeting has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, then to be timely such notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., local time, on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Company. In no event will the adjournment, rescheduling or postponement of any annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. If the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least 10 days before the last day that a stockholder may deliver a notice of nomination pursuant to the foregoing provisions, then a stockholder’s notice required by this Section 2.4(a)(ii) will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the secretary at the principal executive offices of the Company no later than 5:00 p.m., local time, on the 10th day following the day on which such public announcement is first made. “Public announcement” means disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934 (as amended and inclusive of rules and regulations thereunder, the “1934 Act”).

(iii) A stockholder’s notice to the secretary must set forth:

(1) as to each person whom the stockholder proposes to nominate for election as a director:

(A) such person’s name, age, business address, residence address and principal occupation or employment; the class and number of shares of the Company that are held of record or are beneficially owned by such person and a description of any Derivative Instruments (defined below) held or beneficially owned thereby or of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of such person; and all information relating to such person that is required to be disclosed in solicitations of proxies for the contested election of directors, or is otherwise required, in each case pursuant to the Section 14 of the 1934 Act;

(B) such person’s written consent to being named in such stockholder’s proxy statement as a nominee of such stockholder and to serving as a director of the Company if elected;

(C) a reasonably detailed description of any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such person has, or has had within the past three years, with any person or entity other than the Company (including the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of the Company (a “Third-Party Compensation Arrangement”); and

(D) a description of any other material relationships between such person and such person’s respective affiliates and associates, or others acting in concert with them, on the one hand, and such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert with them, on the other hand;

(2) as to any other business that the stockholder proposes to bring before the annual meeting:

(A) a brief description of the business desired to be brought before the annual meeting;

(B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, if applicable, the text of any proposed amendment to these bylaws);

(C) the reasons for conducting such business at the annual meeting;

(D) any material interest in such business of such stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates and associates, or others acting in concert with them; and

(E) a description of all agreements, arrangements and understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates or associates or others acting in concert with them, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; and

(3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(A) the name and address of such stockholder (as they appear on the Company’s books), of such beneficial owner and of their respective affiliates or associates or others acting in concert with them;

(B) for each class or series, the number of shares of stock of the Company that are, directly or indirectly, held of record or are beneficially owned by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(C) a description of any agreement, arrangement or understanding between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, and any other person or persons (including, in each case, their names) in connection with the proposal of such nomination or other business;

(D) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, with respect to the Company’s securities (any of the foregoing, a “Derivative Instrument”), or any other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for or increase or decrease the voting power of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, with respect to the Company’s securities;

(E) any rights to dividends on the Company’s securities owned beneficially by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, that are separated or separable from the underlying security;

(F) any proportionate interest in the Company’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;

(G) any performance-related fees (other than an asset-based fee) that such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with, them is entitled to based on any increase or decrease in the value of the Company’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household;

(H) any significant equity interests or any Derivative Instruments in any principal competitor of the Company that are held by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;

(I) any direct or indirect interest of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (in each case, including any employment agreement, collective bargaining agreement or consulting agreement);

(J) a representation and undertaking that the stockholder is a holder of record of stock of the Company as of the date of submission of the stockholder’s notice and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting;

(K) a representation and undertaking that such stockholder or any such beneficial owner intends, or is part of a group that intends, to (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of the Company’s then-outstanding stock required to approve or adopt the proposal or to elect each such nominee; or (y) otherwise solicit proxies from stockholders in support of such proposal or nomination;

(L) any other information relating to such stockholder, such beneficial owner, or their respective affiliates or associates or others acting in concert with them, or director nominee or proposed business that, in each case, would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee (in a contested election of directors) or proposal pursuant to Section 14 of the 1934 Act; and

(M) such other information relating to any proposed item of business as the Company may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

(iv) In addition to the requirements of this Section 2.4, to be timely, a stockholder’s notice (and any additional information submitted to the Company in connection therewith) must further be updated and supplemented (1) if necessary, so that the information provided or required to be provided in such notice is true and correct as of the record date(s) for determining the stockholders entitled to notice of, and to vote at, the meeting and as of the date that is 10 business days prior to the meeting or any adjournment, rescheduling or postponement thereof and (2) to provide any additional information that the Company may reasonably request. Such update and supplement or additional information, if applicable, must be received by the secretary at the principal executive offices of the Company, in the case of a request for additional information, promptly following a request therefor, which response must be delivered not later than such reasonable time as is specified in any such request from the Company or, in the case of any other update or supplement of any information, not later than five business days after the record date(s) for the meeting (in the case of any update and supplement required to be made as of the record date(s)), and not later than eight business days prior to the date for the meeting or any adjournment, rescheduling or postponement thereof (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment, rescheduling or postponement thereof). The failure to timely provide such update, supplement or additional information shall result in the nomination or proposal no longer being eligible for consideration at the meeting.

(b) Special Meetings of Stockholders. Except to the extent required by the DGCL, and subject to Section 2.3(a), special meetings of stockholders may be called only in accordance with the Company’s certificate of incorporation and these bylaws. Only such business will be conducted at a special meeting of stockholders as has been brought before the special meeting pursuant to the Company’s notice of meeting. If the election of directors is included as business to be brought before a special meeting in the Company’s notice of meeting, then nominations of persons for election to the Board of Directors at such special meeting may be made by any stockholder who (i) is a stockholder of record at the time of giving of the notice contemplated by this Section 2.4(b); (ii) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the special meeting; (iii) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the special meeting; (iv) is a stockholder of record at the time of the special meeting; and (v) complies with the procedures set forth in this Section 2.4(b). For nominations to be properly brought by a stockholder before a special meeting pursuant to this Section 2.4(b), the stockholder’s notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the special meeting and no later than 5:00 p.m., local time, on the 10th day following the day on which public announcement of the date of the special meeting was first made. In no event will any adjournment, rescheduling or postponement of a special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice. A stockholder’s notice to the Secretary must comply with the applicable notice requirements of Section 2.4(a)(iii).

(c) Other Requirements.

(i) To be eligible to be a nominee by any stockholder for election as a director of the Company, the proposed nominee must provide to the secretary, in accordance with the applicable time periods prescribed for delivery of notice under Section 2.4(a)(ii) or Section 2.4(b):

(1) a signed and completed written questionnaire (in the form provided by the secretary at the written request of the nominating stockholder, which form will be provided by the secretary within 10 days of receiving such request) containing information regarding such nominee’s background and qualifications and such other information as may reasonably be required by the Company to determine the eligibility of such nominee to serve as a director of the Company or to serve as an independent director of the Company;

(2) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any voting agreement, arrangement, commitment, assurance or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue;

(3) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any Third-Party Compensation Arrangement;

(4) a written representation and undertaking that, if elected as a director, such nominee would be in compliance, and will continue to comply, with the Company’s corporate governance guidelines as disclosed on the Company’s website, as amended from time to time; and

(5) a written representation and undertaking that such nominee, if elected, intends to serve a full term on the Board of Directors.

(ii) At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must furnish to the secretary the information that is required to be set forth in a stockholder’s notice of nomination that pertains to such nominee.

(iii) No person will be eligible to be nominated by a stockholder for election as a director of the Company unless nominated in accordance with the procedures set forth in this Section 2.4. No business proposed by a stockholder will be conducted at a stockholder meeting except in accordance with this Section 2.4.

(iv) The chairperson of the applicable meeting of stockholders will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws or that business was not properly brought before the meeting. If the chairperson of the meeting should so determine, then the chairperson of the meeting will so declare to the meeting and the defective nomination will be disregarded or such business will not be transacted, as the case may be.

(v) Notwithstanding anything to the contrary in this Section 2.4, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the meeting to present a nomination or other proposed business, such nomination will be disregarded or such proposed business will not be transacted, as the case may be, notwithstanding that proxies in respect of such nomination or business may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Section 2.4, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.

(vi) Without limiting this Section 2.4, a stockholder must also comply with all applicable requirements of the 1934 Act with respect to the matters set forth in this Section 2.4, it being understood that (1) any references in these bylaws to the 1934 Act are not intended to, and will not, limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.4; and (2) compliance with clause (4) of Section 2.4(a)(i) and with Section 2.4(b) are the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.4(c)(vii)).

(vii) Notwithstanding anything to the contrary in this Section 2.4, the notice requirements set forth in these bylaws with respect to the proposal of any business pursuant to this Section 2.4 will be deemed to be satisfied by a stockholder if (1) such stockholder has submitted a proposal to the Company in compliance with Rule 14a-8 under the 1934 Act; and (2) such stockholder’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the meeting of stockholders. Subject to Rule 14a-8 and other applicable rules and regulations under the 1934 Act, nothing in these bylaws will be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Company’s proxy statement any nomination of a director or any other business proposal.

2.5 NOTICE OF STOCKHOLDERS’ MEETINGS

Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6 QUORUM

(a) The holders of a majority of the voting power of the capital stock of the Company issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

(b) If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

2.7 ADJOURNED MEETING; NOTICE

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8 CONDUCT OF BUSINESS

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business and discussion as seem to the chairperson in order. The chairperson of any meeting of stockholders shall be designated by the Board of Directors; in the absence of such designation, the chairperson of the Board of Directors, if any, or the chief executive officer (in the absence of the chairperson of the Board of Directors) or the president (in the absence of the chairperson of the Board of Directors and the chief executive officer), or in their absence any other executive officer of the Company, shall serve as chairperson of the stockholder meeting. The chairperson of any meeting of stockholders shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.

2.9 VOTING

(a) The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

(b) Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of the stock exchange on which the Company’s securities are listed, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares cast affirmatively or negatively shall be the act of the stockholders and broker non-votes and abstentions will be considered for purposes of establishing a quorum, but will not be considered as votes cast for or against a proposal. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of the shares of such class or series or classes or series cast affirmatively or negatively at the meeting and entitled to vote on the subject matter shall be the act of such class or series or classes or series (and broker non-votes and abstentions will not be considered as votes cast for or against such proposal), except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of the stock exchange on which the securities of the Company are listed.

2.10 STOCKHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Any action required or permitted to be taken by the stockholders of the Company must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

2.11 RECORD DATES

(a) In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

(b) If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(c) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

(d) In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.12 PROXIES

Each stockholder entitled to vote at a meeting of stockholders, or to take corporate action by written consent without a meeting, or such stockholder’s authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL; provided that such authorization shall set forth, or be delivered with information enabling the Company to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

2.13 LIST OF STOCKHOLDERS ENTITLED TO VOTE

The Company shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the Company’s principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.14 INSPECTORS OF ELECTION

(a) Before any meeting of stockholders, the Company shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The Company may designate one or more persons as alternate inspectors to replace any inspector who fails to act. Such inspectors shall take all actions as contemplated under Section 231 of the DGCL or any successor provision thereto.

(b) The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are multiple inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III - DIRECTORS

3.1 POWERS

The business and affairs of the Company shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2 NUMBER OF DIRECTORS

The Board of Directors shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of a majority of the Whole Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

(a) Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

(b) Unless otherwise provided by the certificate of incorporation and subject to the special rights of holders of any series of Preferred Stock to elect directors, the directors of the Company shall be divided into classes as nearly equal in size as is practicable in accordance with Section 141(d) of the DGCL, designated as Class I, Class II and Class III.

3.4 RESIGNATION AND VACANCIES

(a) Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

(b) Unless otherwise provided in the certificate of incorporation or these bylaws or permitted in the specific case by resolution of the Board of Directors, and subject to the rights of holders of Preferred Stock, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

3.5 PLACE OF MEETINGS; MEETINGS BY TELEPHONE

(a) The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware.

(b) Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 REGULAR MEETINGS

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 SPECIAL MEETINGS; NOTICE

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the Board of Directors, the chief executive officer, the president, the secretary or a majority of the Whole Board; provided that the person(s) authorized to call special meetings of the Board of Directors may authorize another person or persons to send notice of such meeting.

Notice of the time and place of special meetings shall be:

(a) delivered personally by hand, by courier or by telephone;

(b) sent by United States first-class mail, postage prepaid;

(c) sent by facsimile;

(d) sent by electronic mail; or

(e) otherwise given by electronic transmission (as defined in Section 232 of the DGCL),

directed to each director at that director’s address, telephone number, facsimile number, electronic mail address or other contact for notice by electronic transmission, as the case may be, as shown on the Company’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice of the time and place of the meeting may be communicated to the director in lieu of written notice if such notice is communicated at least 24 hours before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Company’s principal executive office) nor the purpose of the meeting, unless required by statute.

3.8 QUORUM; VOTING

(a) At all meetings of the Board of Directors, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

(b) The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

3.9 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

3.10 FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors.

3.11 REMOVAL OF DIRECTORS

Any director or the entire Board of Directors may be removed from office by stockholders of the Company in the manner specified in the certificate of incorporation. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE IV - COMMITTEES

4.1 COMMITTEES OF DIRECTORS

The Board of Directors may, by resolution passed by a majority of the Whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (a) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (b) adopt, amend or repeal any bylaw of the Company.

4.2 COMMITTEE MINUTES

Each committee and subcommittee shall keep regular minutes of its meetings.

4.3 MEETINGS AND ACTION OF COMMITTEES

Meetings and actions of committees and subcommittees shall be governed by, and held and taken in accordance with, the provisions of:

(a) Section 3.5 (place of meetings; meetings by telephone);

(b) Section 3.6 (regular meetings);

(c) Section 3.7 (special meetings; notice);

(d) Section 3.8 (quorum; voting);

(e) Section 3.9 (board action by written consent without a meeting); and

(f) Section 7.4 (waiver of notice);

with such changes in the context of those bylaws as are necessary to substitute the committee or subcommittee and its members for the Board of Directors and its members; provided, however, that (i) the time and place of regular meetings of committees or subcommittees may be determined either by resolution of the Board of Directors or by resolution of the committee or subcommittee; (ii) special meetings of committees or subcommittees may also be called by resolution of the Board of Directors or the committee or the subcommittee; and (iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members who shall have the right to attend all meetings of the committee or subcommittee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

4.4 SUBCOMMITTEES

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V - OFFICERS

5.1 OFFICERS

The officers of the Company shall be a president and a secretary. The Company may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors, a vice chairperson of the Board of Directors, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2 APPOINTMENT OF OFFICERS

The Board of Directors shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment.

5.3 SUBORDINATE OFFICERS

The Board of Directors may appoint, or empower any officer to appoint, such other officers as the business of the Company may require. Each of such officers shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as determined from time to time by the Board of Directors, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of determination.

5.4 REMOVAL AND RESIGNATION OF OFFICERS

(a) Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of removal.

(b) Any officer may resign at any time by giving notice, in writing or by electronic transmission, to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

5.5 VACANCIES IN OFFICES

Any vacancy occurring in any office of the Company shall be filled by the Board of Directors or as provided in Section 5.3.

5.6 REPRESENTATION OF SECURITIES OF OTHER ENTITIES

The chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, the secretary or assistant secretary of this Company or any other person authorized by the Board of Directors or the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of this Company all rights incident to any and all shares or other securities of any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of this Company, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 AUTHORITY AND DUTIES OF OFFICERS

Each officer of the Company shall have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of designation, and, to the extent not so provided, as generally pertain to such office, subject to the control of the Board of Directors.

ARTICLE VI - STOCK

6.1 STOCK CERTIFICATES; PARTLY PAID SHARES

(a) The shares of the Company shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Unless otherwise provided by resolution of the Board of Directors, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any two officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

(b) The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the Company in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully-paid shares, the Company shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 SPECIAL DESIGNATION ON CERTIFICATES

If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 156, 202(a), 218(a) or 364 of the DGCL or with respect to this Section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3 LOST CERTIFICATES

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4 DIVIDENDS

The Board of Directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company’s capital stock. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock, subject to the provisions of the certificate of incorporation. The Board of Directors may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5 TRANSFER OF STOCK

Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.6 STOCK TRANSFER AGREEMENTS

The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.7 REGISTERED STOCKHOLDERS

The Company:

(a) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and notices and to vote as such owner; and

(b) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.8 LOCK-UP

(a) Subject to the exceptions set forth in this Section 6.8, the holders (the “Securityholders”) of Common Stock, par value $0.000001 per share, of the Company (“Common Stock”), issued or issuable (i) as consideration pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 29, 2021, entered into by and among the Company, Sunshine Merger Sub I, Inc., a Delaware corporation, Sunshine Merger Sub II, LLC, a Delaware limited liability company, and Sonder Holdings Inc., a Delaware corporation (“Old Sonder”), (ii) upon the exercise of warrants or other convertible securities outstanding as of immediately following the Effective Time (as defined in the Merger Agreement) in respect of warrants or convertible securities of Old Sonder outstanding immediately prior to the Effective Time, (iii) to directors, officers and employees of the Company or its subsidiaries upon the settlement or exercise of stock options, restricted stock units, or other equity awards outstanding as of immediately following the Effective Time in respect of awards of Old Sonder outstanding immediately prior to the Effective Time or (iv) upon the exchange of any shares of Canadian Exchangeable Common Shares held by the Securityholder immediately after the Effective Time shall not, without the prior written consent of the Board of Directors, (A) lend, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the 1934 Act, and the rules and regulations of the SEC promulgated thereunder, any shares of such Common Stock held by the Securityholder, other than (1) shares of Common Stock acquired pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a subscription agreement where the issuance of Common Stock occurs on or after the Effective Time or (2) shares of Common Stock issued in connection with the Mergers for equity securities of Old Sonder that had been issued upon the conversion of convertible note securities of Old Sonder (such shares, excluding those in clause (1) and (2) the “Lock-Up Shares”), (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of such Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B) (the actions specified in clauses (A)-(C), collectively, “Transfer”) during the Lock-Up Period. Capitalized terms used but not otherwise defined in this Section 6.8 will have the meaning ascribed to such term in the Merger Agreement.

For purposes of this Section 6.8, “Lock-Up Period” shall mean the period commencing upon the Effective Time and ending on the earliest of (i) the date that is 180 days from the Effective Time or (ii) such date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

(b) The restrictions set forth in Section 6.8(a) shall not apply to: (i) for the avoidance of doubt, shares of Common Stock acquired in open market transactions or from the Company pursuant to the Company’s employee stock purchase plan; (ii) Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift to a member of the Securityholder’s immediate family; (iii) Transfers of shares of Common Stock to a trust, or other entity formed for estate planning purposes for the primary benefit of the Securityholder’s immediate family; (iv) Transfers by will or intestate succession upon the death of the Securityholder; (v) the Transfer of shares of Common Stock pursuant to a qualified domestic order or in connection with a divorce settlement; (vi) if the Securityholder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (A) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Securityholder, (B) Transfers from a person who is (1) any investment company registered under the Investment Company Act of 1940 advised or sub-advised by Fidelity Management & Research Company LLC (“Fidelity”) or any affiliated investment advisor of Fidelity or (2) any mutual fund, pension fund, pooled investment vehicle or institutional client advised or sub-advised by Fidelity or any affiliated investment advisor of Fidelity (each such person, a “Fidelity Entity”) to another Fidelity Entity, or (C) distributions of shares of Common Stock to partners, limited liability company members or stockholders of the Securityholder; (vii) Transfers to the Company’s officers, directors or their affiliates; (viii) transactions in the event of the completion of a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property; (ix) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the 1934 Act; provided, however, that such plan does not provide for the Transfer of Lock-up Shares during the Lock-Up Period; (x) Transfers to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of Common Stock or the vesting of stock-based awards; provided, that any Common Stock issued upon such exercise shall be subject to the terms of this Section 6.8; (xi) Transfers in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of Common Stock; provided, that any Common Stock issued upon such exercise shall be subject to the terms of this Section 6.8; (xii) Transfers to the Company pursuant to any contractual arrangement in effect at the Effective Time that provides for the repurchase by the Company or forfeiture of the Securityholder’s Common Stock or options to purchase shares of Common Stock in connection with the termination of the Securityholder’s service to the Company; (xiii) (A) transfers of shares of Common Stock (or any securities convertible into or exercisable or exchangeable for the Company’s Common Stock) pursuant to a bona fide third-party tender offer for shares of the Company’s capital stock made to all holders of the Company’s securities, merger, consolidation or other similar transaction approved by the Board of Directors the result of which is that any person (as defined in Section 13(d)(3) of the 1934 Act), or group of persons, other than the Company, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the 1934 Act) of more than 50% of the total voting power of the voting stock of the Company and (B) entry into any lock-up, voting or similar agreement pursuant to which the Securityholder may agree to transfer, sell, tender or otherwise dispose of shares of Common Stock or such other securities in connection with a transaction described in the immediately foregoing (A) above); provided that in the event that such change of control transaction is not completed, the Common Stock (or any security convertible into or exercisable or exchangeable for Common Stock) owned by the Securityholder shall remain subject to the restrictions contained in this agreement; provided, however, that in the case of clauses (ii) through (vii), the permitted transferees must enter into a written agreement, in substantially the form of this Section 6.8 (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Securityholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this Section 6.8(b), “immediate family” shall mean a spouse, domestic partner, parent, sibling, child or grandchild of the Securityholder or any other person with whom the Securityholder has a relationship by blood, marriage or adoption not more remote than first cousin; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.

Notwithstanding anything to the contrary contained in this Section 6.8, if during the Lock-Up Period, the VWAP of Common Stock for 10 trading days within any 20 consecutive trading day period is at least $12.50 per share or

$15.00 per share (each subject to adjustment for stock splits, stock dividends, reorganizations and similar transactions) (each, a “Threshold”), then commencing immediately on the next trading day following achievement of each such Threshold, 1/3rd of the Lock-Up Shares (rounded up to the nearest whole share) owned by the Securityholder at such time will no longer be subject to the transfer restrictions set forth herein. Any release provided herein may not occur earlier than 90 days following the Effective Time.

(c) Notwithstanding the other provisions set forth in this Section 6.8, the Board of Directors may, in its sole discretion, determine to waive, amend, or repeal any of the obligations set forth herein.

ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER

7.1 NOTICE OF STOCKHOLDERS’ MEETINGS

Notice of any meeting of stockholders shall be given in the manner set forth in the DGCL.

7.2 NOTICE TO STOCKHOLDERS SHARING AN ADDRESS

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice. This Section 7.2 shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3 NOTICE TO PERSON WITH WHOM COMMUNICATION IS UNLAWFUL

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.4 WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII - INDEMNIFICATION

8.1 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN THIRD PARTY PROCEEDINGS

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or nonprofit entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

8.2 INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ACTIONS BY OR IN THE RIGHT OF THE COMPANY

Subject to the other provisions of this Article VIII, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or nonprofit entity, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3 SUCCESSFUL DEFENSE

To the extent that a present or former director or officer (for purposes of this Section 8.3 only, as such term is defined in Section 145(c)(1) of the DGCL) of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The Company may indemnify any other person who is not a present or former director or officer of the Company against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein.

8.4 INDEMNIFICATION OF OTHERS

Subject to the other provisions of this Article VIII, the Company shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law. The Board of Directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents shall be indemnified.

8.5 ADVANCED PAYMENT OF EXPENSES

(a) Expenses (including attorneys’ fees) reasonably incurred by an officer or director, or former directors and officers, of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys’ fees) reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust, other enterprise or nonprofit entity may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 8.6(b) or 8.6(c) prior to a determination that the person is not entitled to be indemnified by the Company.

(b) Notwithstanding the foregoing, unless otherwise determined pursuant to Section 8.8, no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (i) by a vote of a majority of the directors who are not parties to such Proceeding, even though less than a quorum, (ii) by a committee of such directors designated by the vote of the majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

8.6 LIMITATION ON INDEMNIFICATION

Subject to the requirements in Section 8.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(a) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(d) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (i) the Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (iii) otherwise required to be made under Section 8.7 or (iv) otherwise required by applicable law; or

(e) if prohibited by applicable law.

8.7 DETERMINATION; CLAIM

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the Company of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The Company shall indemnify such person against any and all expenses that are actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8 NON-EXCLUSIVITY OF RIGHTS

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

8.9 INSURANCE

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or nonprofit entity against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10 SURVIVAL

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

8.11 EFFECT OF REPEAL OR MODIFICATION

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

8.12 CERTAIN DEFINITIONS

For purposes of this Article VIII, references to the “Company” shall include, in addition to the resulting company, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise or nonprofit entity, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving company as such person would have with respect to such constituent company if its separate existence had continued. For purposes of this Article VIII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article VIII.

ARTICLE IX - GENERAL MATTERS

9.1 EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute any document or instrument in the name of and on behalf of the Company; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2 FISCAL YEAR

The fiscal year of the Company shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

9.3 SEAL

The Company may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Company may use the corporate seal by causing it or a facsimile or copy thereof to be impressed or affixed or in any other manner reproduced.

9.4 CONSTRUCTION; DEFINITIONS

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust, other enterprise or nonprofit entity, and a natural person. Any reference in these bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

9.5 FORUM SELECTION

(a) Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or the certificate of incorporation or these bylaws (as either may be amended from time to time) or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.

(b) Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against any person in connection with any offering of the Company’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person, or other defendant.

(c) Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Section 9.5. This provision shall be enforceable by any party to a complaint covered by the provisions of this Section 9.5. For the avoidance of doubt, nothing contained in this Section 9.5 shall apply to any action brought to enforce a duty or liability created by the 1934 Act or any successor thereto.

ARTICLE X - AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders of the Company to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of these bylaws: Article II, Sections 3.1, 3.2, 3.4 and 3.11 of Article III, Article VIII, Section 9.5 of Article IX or this Article X (including, without limitation any such Article or Section as renumbered as a result of any amendment, alteration, change, repeal, or adoption of any other bylaw). The Board of Directors shall also have the power to adopt, amend or repeal bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.

Exhibit 10.1

Amendment to Subscription Agreement

This Amendment (this “Amendment”), dated as of October 27, 2021, to that certain Subscription Agreement, made and entered into as of April 29, 2021 (the “Subscription Agreement”), is by and between Gores Metropoulos II, Inc., a Delaware corporation (the “Company”), and the undersigned (“Subscriber”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription Agreement.

WHEREAS, the parties hereto desire to amend the Subscription Agreement to extend the date by which the Transactions must have been consummated; and

WHEREAS, Section 8(f) of the Subscription Agreement provides that the provisions of the Subscription Agreement may not be modified, waived or amended except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or amendment is sought.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Clause (d) of Section 6 of the Subscription Agreement is hereby amended by replacing the date “October 28, 2021” with “January 31, 2022”.

2. The Subscription Agreement as revised by this Amendment constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior and contemporaneous agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

3. This Amendment, and any claim or cause of action hereunder based upon, arising out of or related to this Amendment (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Amendment Agreement, shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

4. Except as otherwise expressly amended or modified hereby, all of the terms and conditions of the Subscription Agreement shall continue in full force and effect. Each reference to “hereof”, “hereunder”, “herein” and “hereby” and each similar reference contained in the Subscription Agreement shall refer to the Subscription Agreement, as amended by this Amendment.

[Signature page follows]

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IN WITNESS WHEREOF, each party hereto has caused this Amendment to be signed as of the date first written above.

GORES METROPOULOS II, INC.

By:
Name:
Title:

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SUBSCRIBER

By:
Name:
Title:

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Exhibit 10.2

GORES METROPOULOS II SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT is entered into this 27th day of October, 2021 (this “Subscription Agreement”), by and between Gores Metropoulos II, Inc., a Delaware corporation (the “Company”), and the undersigned (“Subscriber”).

WHEREAS, the Company is entering into that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of October 27, 2021, substantially in the form provided to Subscriber (“Amendment No. 1”), which amends that certain Agreement and Plan of Merger, dated as of April 29, 2021 (as amended by Amendment No. 1, the “Merger Agreement”), pursuant to which the Company will acquire Sonder Holdings Inc. (“Target”), on the terms and subject to the conditions set forth therein (the “Transactions”);

WHEREAS, in connection with the Transactions, Subscriber and the Company entered into that certain Subscription Agreement, dated as of April 29, 2021 (the “Existing Subscription Agreement”), pursuant to which Subscriber, along with certain other investors (the “Existing Other Subscribers”, and with respect to the existing subscription agreements of such Existing Other Subscribers, the “Existing Other Subscription Agreements”) committed to acquire Class A common stock of the Company, par value $0.0001 per share (the “Class A Shares”) for a purchase price of $10.00 per share as part of a previous private placement (the “Existing Private Placement”);

WHEREAS, in connection with the Transactions and in addition to the Existing Private Placement and Subscriber’s commitment to acquire Class A Shares pursuant to the Existing Subscription Agreement, on the terms set forth in this Subscription Agreement, Subscriber desires to subscribe for and purchase from the Company that number of the Company’s Class A Shares, which in connection with the Closing of the Transactions, pursuant to the Amended and Restated Certificate of Incorporation of the Company, shall be referred to as “Common Stock”), set forth on the signature page hereto (the “Acquired Shares”), for a purchase price of $8.89 per share (“Per Share Purchase Price”), or the aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Acquired Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company on or prior to the Closing (as defined below);

WHEREAS, in connection with the Transactions, certain other “accredited investors” (within the meaning of Rule 501(a) under the Securities Act of 1933, as amended (the “Securities Act”)), or “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) (each an “Other Subscriber”), have entered into subscription agreements dated the date hereof (the “Other Subscription Agreements”) with the Company substantially similar to this Subscription Agreement pursuant to which such Other Subscribers, together with Subscriber, have agreed severally and not jointly, to purchase, and the Company has agreed to issue and sell to such Subscriber and Other Subscribers, on the Closing Date 11,507,074 shares of Common Stock, in the aggregate (the “New Private Placement”); and

WHEREAS, in connection with the Transactions, Gores Metropoulos Sponsor II, LLC (the “Sponsor”) separately agreed to purchase an additional 709,711 shares of Common Stock (the “Additional Sponsor Commitment”) pursuant to a subscription agreement substantially similar to that certain Subscription Agreement, dated as of April 29, 2021, between the Company and Sponsor.

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NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Acquired Shares (such subscription and issuance, the “Subscription”).

2. Closing.

a. The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transactions and shall occur immediately prior thereto. Not less than five (5) business days prior to the anticipated closing date of the Transactions (the “Closing Date”), the Company shall provide written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date, (ii) that the Company reasonably expects all conditions to the closing of the Transactions to be satisfied prior to or on the anticipated Closing Date set forth in the Closing Notice, and (iii) instructions for wiring the Purchase Price for the Acquired Shares. Subscriber shall deliver to the Company at least two (2) business days prior to the anticipated Closing Date set forth in the Closing Notice, to be held in escrow by the Company until the Closing, the Purchase Price for the Acquired Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice. On the Closing Date, the Company shall deliver to Subscriber (x) the Acquired Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber and (y) not later than one (1) business day after the Closing Date, written notice from the transfer agent of the Company evidencing the issuance to Subscriber of the Acquired Shares on and as of the Closing Date, and the Purchase Price shall be released from escrow automatically and without further action by the Company or Subscriber. In the event the Closing does not occur on the anticipated Closing Date set forth in the Closing Notice, the Company shall promptly (but not later than one (1) business day thereafter) return the Purchase Price to Subscriber (without any deduction for or on account of any tax, withholding, charges or set-off), and any book entries or share certificates representing the Acquired Shares shall be deemed cancelled and any such share certificates shall be promptly (but not later than one (1) business day thereafter) returned to the Company; provided that, unless this Subscription Agreement has been terminated pursuant to Section 6 hereof, such return of funds shall not terminate this Subscription Agreement or relieve Subscriber of its obligation to purchase the Acquired Shares at the Closing upon delivery by the Company of a subsequent Closing Notice in accordance with this Section 2. For the purposes of this Subscription Agreement, “business day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed.

b. The Closing shall be subject to the conditions that:

(i) no suspension of the qualification of the Class A Shares for offering or sale or trading in any jurisdiction, or initiation or threatening in writing of any proceedings for any of such purposes, shall have occurred;

(ii) (x) all representations and warranties of the Company and Subscriber contained in this Subscription Agreement shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects) with consummation of the Closing constituting a reaffirmation by each of the Company and Subscriber of each of the representations, warranties and agreements of such party contained in this

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Subscription Agreement as of the Closing Date or such earlier date, as applicable and (y) as of the Closing Date, each party shall have performed, satisfied and complied in all material respects with all agreements, covenants and conditions hereunder required to be performed, satisfied or complied with by it at or prior to Closing;

(iii) no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restricting, prohibiting or enjoining consummation of the transactions contemplated hereby;

(iv) there shall have been no modifications, amendments or waivers to (or consents in respect of) the Merger Agreement that would reasonably be expected to be materially adverse to the economic benefits that Subscriber would reasonably expect to receive under the Subscription Agreement, unless Subscriber has consented in writing to such modification, amendment or waiver; and

(v) all conditions precedent set forth in this Subscription Agreement and to the closing of the Transactions set forth in the Merger Agreement, including the approval of the Company’s stockholders, and regulatory approvals, if any, shall have been satisfied or (to the extent permitted by applicable law) waived by the parties to the applicable agreement who are the beneficiaries to such conditions precedent and the Transactions shall have been or will be consummated substantially concurrently with the Closing.

c. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement; provided, that in no event shall Subscriber be required hereunder to execute any lock-up or similar market standoff agreement or any other agreement restricting the transfer of the Acquired Shares issued pursuant to this Subscription Agreement.

3. Company Representations and Warranties. The Company represents and warrants to Subscriber and the Placement Agents that:

a. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

b. The Acquired Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Acquired Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s amended and restated certificate of incorporation or under the Delaware General Corporation Law.

c. This Subscription Agreement has been duly authorized, executed and delivered by the Company and assuming that this Subscription Agreement constitutes the valid and binding obligation of Subscriber, is the valid and binding obligation of the Company and is enforceable against it in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing on or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution and delivery of this Subscription Agreement and the performance by the Company of its obligations hereunder (including, without limitation, the issuance of the Acquired Shares), other than (i) filings with the U.S. Securities and Exchange Commission (the “SEC”) (ii) filings required by applicable state securities laws, (iii) filings required by the Nasdaq Capital Market (“Nasdaq”) or such other applicable stock exchange on which the

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Company’s common stock is then listed and (iv) failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below).

d. As of their respective dates, all reports (“SEC Reports”) filed by the Company with the SEC complied in all material respects with the requirements of the Securities Act and the Securities and Exchange Act of 1934 (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the entities subject thereto as of and for the dates thereof and the results of operations and cash flows of such entities for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. As of the date hereof, the Company has timely filed each report, statement, schedule, prospectus, and registration statement, as applicable, that the Company was required to file with the SEC since its initial registration of the Class A Shares under the Exchange Act. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the SEC with respect to any of the SEC Reports other than with respect to the proxy statement/prospectus of the Company related to the Transactions.

e. Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4, no registration under the Securities Act is required for the offer and sale of the Acquired Shares by the Company to Subscriber hereunder. The Acquired Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

f. Except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below), there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company.

g. The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. The Company has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below).

h. The issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on Nasdaq. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the SEC, respectively, to prohibit or terminate the listing of the Class A Shares or to deregister the Class A Shares under the Exchange Act. The Company has taken no action that is designed to terminate the listing of the Class A Shares on Nasdaq or the registration of the Class A Shares under the Exchange Act. The Acquired Shares shall have been approved for listing on Nasdaq, subject to official notice of issuance.

i. The execution and delivery of this Subscription Agreement, the issuance and sale of the Acquired Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or

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instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”), or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company or any of its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with this Subscription Agreement.

j. The Company is not, and immediately after receipt of payment for the Acquired Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

k. As of the date of this Subscription Agreement and as of immediately prior to Closing, the authorized capital stock of the Company consists of (i) 400,000,000 Class A Shares, of which 45,000,000 shares are issued and outstanding, (ii) 40,000,000 shares of the Company’s Class F common stock, par value $0.0001 per share (the “Class F Shares”), of which 11,250,000 shares are issued and outstanding, 1,277,285 of which will be forfeited pursuant to that certain Share Surrender Agreement dated as of October 27, 2021 by and between the Company and Sponsor, and (iii) 1,000,000 shares of the Company’s preferred stock, par value $0.0001 per share (the “Preferred Shares”), none of which are issued and outstanding. As of the date of this Subscription Agreement and as of immediately prior to Closing, the Company has warrants to purchase 14,500,000 Class A Shares at a price of $11.50 per share outstanding (the “Warrants”). No Warrants are or will be exercisable at or prior to the Closing. All issued and outstanding Class A Shares and Class F Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to preemptive rights. All outstanding Warrants have been duly authorized and validly issued. As of the date hereof, except as set forth above in this Section 3(k) and pursuant to (i) this Subscription Agreement, the Other Subscription Agreements and the Additional Sponsor Commitment, (ii) the Existing Subscription Agreement and the Existing Other Subscription Agreements or (iii) the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Class A Shares, Class F Shares, Preferred Shares or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. As of the date hereof, the Company has no subsidiaries other than Sunshine Merger Sub I, Inc. and Sunshine Merger Sub II, LLC, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person (other than Merger Sub), whether incorporated or unincorporated.

l. Other than as set forth in the Merger Agreement, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Acquired Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement that have not been or will not be validly waived on or prior to the closing of the Transactions; provided, that any such holders will waive any such anti-dilution or similar provisions in connection with the Transactions.

m. The Other Subscription Agreements entered into or to be entered into by the Company in connection with the Transactions as part of the New Private Placement (or any agreements or understandings (including side letters) entered into or to be entered into in connection therewith reflect the same Per Share Purchase Price as set forth in this Subscription Agreement and do not contain any provisions that are more favorable from an economic perspective to such Other Subscribers of the New Private Placement or any affiliate or any party related thereto than the provisions of this Subscription Agreement (it being acknowledged and agreed that the right to syndicate Class A Shares pursuant to the Additional Sponsor Commitment and the Other Subscription Agreement with the Sponsor will not be a right provided to any Other Subscriber).

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n. Notwithstanding anything to the contrary contained in Section 3 of this Agreement, no representation or warranty is made by the Company as to the accounting treatment of its issued and outstanding warrants or other changes in accounting arising in connection with any required restatement of the Company’s historical financial statements, or as to any deficiencies in disclosure (including with respect to financial statement presentation or accounting and disclosure controls) arising from the treatment of such warrants as equity rather than liabilities or other required changes in the Company’s historical financial statements and SEC Reports.

4. Subscriber Representations and Warranties. Subscriber represents and warrants to the Company and the Placement Agents that:

a. If Subscriber is not an individual, Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement. If Subscriber is an individual, Subscriber has the authority to enter into, deliver and perform its obligations under this Subscription Agreement.

b. If Subscriber is not an individual, this Subscription Agreement has been duly authorized, executed and delivered by Subscriber. If Subscriber is an individual, the signature on this Subscription Agreement is genuine, and Subscriber has legal competence and capacity to execute the same. Assuming this Subscription Agreement constitutes the valid and binding agreement of the Company, this Subscription Agreement is the valid and binding obligation of Subscriber and is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

c. The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of Subscriber and its subsidiaries, taken as a whole (a “Subscriber Material Adverse Effect”), or materially affect the legal authority of Subscriber to comply in all material respects with the terms of this Subscription Agreement; (ii) if Subscriber is not an individual, result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect or materially affect the legal authority of Subscriber to comply in all material respects with this Subscription Agreement.

d. Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “institutional accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) promulgated under the Securities Act) satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Acquired Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” or an “institutional accredited investor” (each as defined above) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and

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(iii) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Acquired Shares.

e. Subscriber understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act. Subscriber understands that the Acquired Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, (ii) pursuant to offers and sales that qualify as “offshore transactions” within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and that any certificates representing the Acquired Shares shall contain a legend to such effect. Subscriber acknowledges that the Acquired Shares will not immediately be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Acquired Shares will be subject to transfer restrictions under the Securities Act and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Acquired Shares. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged in connection with a bona fide margin agreement; provided, that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber shall not be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgement that the Shares are not subject to any contractual prohibition on pledging or lock-up, the form of such acknowledgement to be subject to the reasonable review and comment by the Company in all respects.

f. Subscriber understands and agrees that Subscriber is purchasing the Acquired Shares directly from the Company. Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to Subscriber by (i) Goldman Sachs & Co. LLC acting as placement agent (the “Placement Agents”) for the Company or their respective affiliates or any of their respective control persons, officers, directors or employees or (ii) the Company or its affiliates or any of their respective officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements expressly set forth in this Subscription Agreement. Subscriber further acknowledges that Goldman Sachs & Co. LLC is acting as financial advisor to Target in connection with the Transactions.

g. Subscriber represents and warrants that its acquisition and holding of the Acquired Shares will not constitute a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

h. In making its decision to purchase the Acquired Shares, Subscriber represents that it has relied solely upon independent investigation made by Subscriber and has not relied on any statements or other information provided by the Placement Agents, any of their respective affiliates or any of their respective control persons, officers, directors or employees concerning the Company, Target, the Transactions or the Acquired Shares. Subscriber acknowledges and agrees that Subscriber has received and had the opportunity to review such information as Subscriber deems necessary in order to make an investment decision with respect to the Acquired Shares, including but not limited to the Company’s SEC Reports and the investor presentation provided by the Company, and that no statement or printed material which is contrary to the information provided in such

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materials has been made or given to Subscriber by or on behalf of the Company. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Acquired Shares. Subscriber acknowledges and agrees that (i) none of the Placement Agents, or any affiliate of the Placement Agents, has provided Subscriber with any information or advice with respect to the Acquired Shares nor is such information or advice necessary or desired and (ii) none of the Placement Agents nor any of their respective affiliates has made available to Subscriber any disclosure or offering document in connection with the offer and sale of the Acquired Shares. None of the Placement Agents or any of their respective affiliates has made or makes any representation as to the Company, Target or the quality or value of the Acquired Shares and the Placement Agents and any of their respective affiliates may have acquired non-public information with respect to the Company or Target which Subscriber agrees need not be provided to it. In connection with the issuance of the Acquired Shares to Subscriber, none of the Placement Agents or any of their respective affiliates has acted as (i) an underwriter, initial purchaser, dealer or in any other such capacity to Subscriber nor (ii) as a financial advisor or fiduciary to Subscriber. Subscriber acknowledges and agrees that none of the Placement Agents will have responsibility with respect to (i) any representations, warranties, or agreements made by any person or entity under or in connection with the transactions contemplated hereby or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (ii) the financial condition, business, or any other matter concerning the Company or the transactions contemplated hereby. Subscriber agrees that none of the Placement Agents or their affiliates respective control persons, officers, directors or employees shall be liable to any Subscriber for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with Subscriber’s purchase of the Acquired Shares, except to the extent (and only to the extent) that any such liability is finally judicially determined to have resulted primarily from the gross negligence, willful misconduct or bad faith of any of the Placement Agents in performing its services in connection with the Transaction.

i. Subscriber became aware of this offering of the Acquired Shares solely by means of contact from the Placement Agents and the Acquired Shares were offered to Subscriber solely by contact between Subscriber and the Placement Agents. Subscriber did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to Subscriber, by any other means, and The Gores Group LLC or its affiliates did not act as investment adviser, broker or dealer to Subscriber. Subscriber acknowledges that the Company represents and warrants that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

j. Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Acquired Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber (i) is an “institutional account” as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Acquired Shares. Subscriber understands and acknowledges that the purchase and sale of the Acquired Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

k. Alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has analyzed and considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.

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l. Subscriber understands that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of this investment.

m. Subscriber represents and warrants that Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that to the extent required Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including, without limitation, the OFAC List. To the extent required, Subscriber maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Acquired Shares were legally derived.

n. At the Closing, Subscriber will have sufficient funds to pay the Purchase Price pursuant to Section 2(a).

o. Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision), other than a group consisting solely of Subscriber and its affiliates, acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

p. If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that it has not relied on the Company or any of its affiliates as the Plan’s fiduciary, or for investment advice, with respect to its decision to acquire and hold the Acquired Shares, and none of the Company or any of its affiliates shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Acquired Shares.

q. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, any of its affiliates or any of its or their respective control persons, officers, directors, employees, agents or representatives), other than the representations and warranties of the Company expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Company.

5. Registration Rights.

a. The Company agrees that, within thirty (30) calendar days after the consummation of the Transactions (the “Filing Deadline”), the Company will file with the SEC (at the Company’s sole cost and

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expense) a registration statement to register under and in accordance with the provisions of the Securities Act, the offer, sale and distribution of all Registrable Securities (as defined below) on Form S-3 or any similar or successor short form registration statement that may be available at such time (which shall be filed pursuant to Rule 415 under the Securities Act as a secondary-only registration statement), or if the Company is ineligible to use Form S-3, on Form S-1 or any similar or successor long form registration statement (the “Registration Statement”) (it being understood that as of the date of this Subscription Agreement, the Company would not be eligible to use Form S-3 on the Filing Deadline). The Company shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days following the Closing Date (or ninety (90) calendar days if the Registration Statement is reviewed by, and the Company receives comments from, the SEC) and (ii) the tenth business day after the date the Company is notified (in writing or orally, whichever is earlier) by the SEC that the Registration Statement will not be reviewed or will not be subject to further review (such earlier date, the “Effectiveness Deadline”); provided, however, that the Company’s obligations to include the Acquired Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company such information regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Acquired Shares as shall be reasonably requested by the Company to effect the registration of the Acquired Shares, and Subscriber shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that in connection therewith the Subscriber shall not be required to execute any lockup or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Acquired Shares. The Company shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period and including with respect to the effectiveness thereof or in the event the Registration Statement must be supplemented, amended or suspended; provided, however, that the Company may not delay or suspend a particular Registration Statement for a period of more than sixty (60) consecutive calendar days, or more than one hundred twenty (120) total calendar days, in each case during any twelve-month period. Notwithstanding anything to the contrary set forth herein, the Company shall not, when advising Subscriber of any such events, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of such events constitutes material, nonpublic information regarding the Company. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Acquired Shares by the applicable stockholders, any other Class A Shares being registered on behalf of selling shareholders thereunder or otherwise, such Registration Statement shall register for resale such number of Class A Shares which is equal to the maximum number of Class A Shares as is permitted to be registered by the SEC. In such event, the number of Class A Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and, as promptly as practicable after being permitted to register additional Class A Shares under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file a new Registration Statement to register such additional Acquired Shares and cause such amendment or new Registration Statement to become effective as promptly as practicable. The Company will use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement, or another registration statement that includes the Registrable Securities to be sold pursuant to this Agreement, until all such securities cease to be Registrable Securities (as defined below) or such shorter period upon which all Subscribers with Registrable Securities included in such Registration Statement have notified the Company that such Registrable Securities have actually been sold. The Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable Subscriber to resell Registrable Securities pursuant to the Registration Statement, qualify the Registrable Securities for listing on the applicable stock exchange, update or amend the Registration Statement as necessary to include Registrable Securities and provide customary notice to holders of Registrable Securities. For so long as the Subscriber holds Acquired Shares, the Company will use commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the Purchaser to resell the Acquired Shares pursuant to Rule 144 of the Securities Act. In the case of the registration effected by the Company pursuant to this Subscription Agreement,

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the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. In the event that the Company files a Registration Statement on Form S-1, the Company shall use its commercially reasonable efforts to convert the Form S-1 to a Form S-3 as soon as practicable after the Company is eligible to use Form S-3. “Registrable Securities” shall mean, as of any date of determination, the Acquired Shares and any other equity security of the Company issued or issuable with respect to the Acquired Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise. As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities (i) when they are sold, transferred, disposed of or exchanged pursuant to an effective Registration Statement under the Securities Act, (ii) the earliest of (A) two (2) years following the Closing, (B) such time that such holder has disposed of such securities pursuant to Rule 144 or (C) if Rule 144(i) is no longer applicable to the Company or Rule 144(i)(2) is amended to remove the reporting requirement preceding a disposition of securities, such time that such holder is able to dispose of all of its, his or her Registrable Securities pursuant to Rule 144 without any volume limitations thereunder, (iii) when they shall have ceased to be outstanding and (iv) when such securities have been sold in a private transaction. The Company will provide a draft of the Registration Statement to Subscriber for review at least (2) business days in advance of filing the Registration Statement. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement; provided, that if the SEC requires that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the option, in its sole and absolute discretion, to either (i) have the opportunity to withdraw from the Registration Statement upon its prompt written request to the Company, in which case the Company’s obligation to register the Acquired Shares will be deemed satisfied or (ii) be included as such in the Registration Statement.

b. The Company shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each of them, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable out-of-pocket costs of preparation and investigation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 5, except insofar as and to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber or on behalf of Subscriber expressly for use therein. The Company shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Acquired Shares by Subscriber.

c. Subscriber shall, severally and not jointly with any Other Subscriber or any selling stockholder named in the Registration Statement, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or

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supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Acquired Shares giving rise to such indemnification obligation.

d. The Company shall use its commercially reasonable efforts, at its sole expense, to cause its legal counsel to, as promptly as practicable and within five (5) business days of request (provided that the Subscriber has provided such documentation as requested pursuant to this Section 5(d), (i) issue to the transfer agent a legal opinion instructing the transfer agent that, in connection with a sale or transfer of “restricted securities” (i.e., securities issued pursuant to an exemption from the registration requirements of Section 5 of the Securities Act), the resale or transfer of which restricted securities has been registered pursuant to an effective Registration Statement by the holder thereof named in such Registration Statement, upon receipt of an appropriate broker representation letter and other such documentation as the Company’s counsel deems necessary and appropriate and after confirming compliance with relevant prospectus delivery requirements, is authorized to remove any applicable restrictive legend in connection with such sale or transfer and (ii) if the Acquired Shares are not registered pursuant to an effective Registration Statement, issue to the transfer agent a legal opinion to facilitate the sale or transfer of the Acquired Shares and removal of any restrictive legends pursuant to any exemption from the registration requirements of Section 5 of the Securities Act that may be available to a requesting Subscriber; provided that, (A) the Company and its counsel may request and rely upon customary representations from Subscriber in connection with delivery of such opinion and (B) notwithstanding the foregoing, the Company and its counsel will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

6. Termination. Except as expressly set forth herein, this Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to Closing set forth in Section 2 are not satisfied or waived on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement are not or will not be consummated at the Closing Date, and (d) if the consummation of the Transactions shall not have occurred by January 31, 2022; provided, that nothing herein will relieve any party from liability for any willful breach hereof (including for the avoidance of doubt Subscriber’s willful breach of Section 2(b)(ii) with respect to its representations and warranties as of the Closing Date) prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall promptly notify Subscriber of the termination of the Merger Agreement promptly after the termination of such agreement. For the avoidance of doubt, if any termination hereof occurs after the delivery by Subscriber of the Purchase Price for the Shares, the Company shall promptly (but not later than one (1) business day after the date of such termination) return the Purchase Price to Subscriber without any deduction for or on account of any tax, withholding, charges, or set-off.

7. Trust Account Waiver. Subscriber acknowledges that the Company is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets. Subscriber further acknowledges that, as described in the Company’s prospectus relating to its initial public offering dated January 19, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of the Company’s assets consist of the cash proceeds of the Company’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of the Company, its public

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stockholders and the underwriters of the Company’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the Company entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby irrevocably waives any and all right, title and interest, or any claim of any kind they have or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, that nothing in this Section 7 shall be deemed to limit Subscriber’s right, title, interest or claim to the Trust Account by virtue of Subscriber’s record or beneficial ownership of shares of the Company acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of the Company.

8. Miscellaneous.

a. Subscriber acknowledges that the Company and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company and the Placement Agents if any of Subscriber’s acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects. The Company acknowledges that the Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties made by the Company contained in this Subscription Agreement. Subscriber acknowledges and agrees that each purchase by Subscriber of the Acquired Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase.

b. Each of the Company, the Placement Agents and Subscriber is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

c. Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Acquired Shares acquired hereunder, if any) may be transferred or assigned; provided that Subscriber may transfer or assign all or a portion of its rights under this Subscription Agreement to a person or entity that (i) is, and at all times following such assignment remains, a controlled affiliate of Subscriber, or (ii) is a fund or account managed by the investment manager or investment advisor that manages the Subscriber, provided that no such assignment shall relieve Subscriber of any of its obligations under this Agreement, and such person or entity executes a counterpart to this Subscription Agreement or a joinder agreement in form and substance satisfactory to the Company.

d. All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

e. The Company may request from Subscriber such additional information as the Company may deem necessary to evaluate the eligibility of Subscriber to acquire the Acquired Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures.

f. This Subscription Agreement may not be terminated other than pursuant to Section 6 above. The provisions of this Subscription Agreement may not be modified, waived or amended except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or amendment is sought. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps

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to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

g. This Subscription Agreement (including, without limitation, the schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. For the avoidance of doubt, this Subscription Agreement does not modify or supersede in any respect the Existing Subscription Agreement, pursuant to which Subscriber shall acquire Class A Shares pursuant to the Existing Private Placement. Except as expressly set forth herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

h. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

j. This Subscription Agreement may be executed in one or more counterparts via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) or other transmission method and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

k. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

l. Unless otherwise provided herein, any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or telecopied, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telecopy (to the number specified on the signature pages hereto or another number or numbers as such person may subsequently designate by notice given hereunder), (iii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iv) five (5) business days after the date of mailing to the address set forth on the signature pages hereto or to such other address or addresses as such person may hereafter designate by notice given hereunder to the address or addresses set forth on the signature pages hereto.

m. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

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n. The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber under the Other Subscription Agreements. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any Other Subscriber pursuant hereto or thereto shall be deemed to constitute Subscriber and any Other Subscriber as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscriber are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the this Subscription Agreement and the Other Subscription Agreements. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

9. Disclosure. The Company shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transactions and any other material, nonpublic information that the Company has provided to Subscriber at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, Subscriber shall not be in possession of any material, non-public information received from the Company or any of its officers, directors, or employees or agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company or any of its affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall not, without the prior written consent of Subscriber, publicly disclose the name of Subscriber or any of its affiliates or advisers or include the name of Subscriber or any of its affiliates or advisers (i) in any press release or marketing materials or (ii) in any filings with the SEC or any other regulatory agency or trading market except as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, or to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq, in which case the Company will provide Subscriber with prior written notice (including by e-mail) of such disclosure under this clause (ii) and shall reasonably consult with Subscriber regarding such disclosure.

10. No Short Sales. Subscriber hereby agrees that, from the date of this Subscription Agreement until the Closing (or such earlier termination of this Subscription Agreement), none of Subscriber, its controlled affiliates, or any person or entity acting on behalf of Subscriber or any of its controlled affiliates or pursuant to any understanding with Subscriber or any of its controlled affiliates will engage in any Short Sales with respect to securities of the Company. For purposes of this Section 10, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including, without limitation, on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

11. Massachusetts Business Trust. If Subscriber is a Massachusetts Business Trust, a copy of the Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.

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IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

GORES METROPOULOS II, INC.

By:
Name:
Title:

Date:                , 2021

[SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT]

16

SUBSCRIBER:

Date: , 2021.

Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

By:	By:
Name:	Name:
Title:	Title:

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above)	(Please print. Please indicate name and capacity of person signing above)

Name in which shares are to be registered (if different):

Email Address:

If there are joint investors, please check one: ☐ Joint Tenants with Rights of Survivorship ☐ Tenants-in-Common ☐ Community Property

Subscriber’sEIN:	Joint Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

Aggregate Number of Acquired Shares subscribed for:

Aggregate Purchase Price: $

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice.

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SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

2.	☐ We are subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

***OR***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐    We are an “institutional accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act or an entity in which all of the equity holders are institutional accredited investors within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “institutional accredited investor.”

2.	☐ We are not a natural person.

***AND***

C.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

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Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐    Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐    Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐    Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐    Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

☐    Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐    Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

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Exhibit 10.3

SHARE SURRENDER AGREEMENT

This SHARE SURRENDER AGREEMENT (this “Agreement”) is entered into as of October 27, 2021, by and among Gores Metropoulos II, Inc., a Delaware corporation (the “Company”), and Gores Metropoulos Sponsor II, LLC, a Delaware limited liability company (“Sponsor”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, Sponsor holds 11,250,000 shares of the Company’s Class F Common Stock, par value $0.0001 per share (the “Class F Common Stock”);

WHEREAS, the Company, Sonder Holdings Inc., a Delaware corporation (“Sonder”), and the other parties thereto entered into that certain Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as April 29, 2021 and as amended by that certain Amendment No. 1 on the date hereof, pursuant to which, among other things, the Company will (a) acquire Sonder and (b) issue to the existing holders of Sonder’s capital stock shares of the Company’s Class A Common Stock, par value $0.0001 per share, on the terms and subject to the conditions set forth therein;

WHEREAS, in connection with the Transactions, the parties hereto have agreed that Sponsor shall irrevocably surrenders 1,277,285 shares of Class F Common Stock prior to the conversion of such shares of Class F Common Stock to shares of Class A Common Stock in connection with the Transactions.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto agree as follows:

Section 1. Surrender.

(a) In connection with the consummation of the Transactions, Sponsor agrees that, subject to the satisfaction or waiver of each of the conditions to Closing set forth in Sections 10.01 and 10.03 of the Merger Agreement, immediately prior to the Effective Time and prior to the conversion of Class F Common Stock to shares of Class A Common Stock, 1,277,285 shares of Class F Common Stock (the “Surrendered Shares”) shall be deemed automatically forfeited and cancelled without any further actions by the Sponsor or any other Person, and such Surrendered Shares will be recorded as cancelled by the Company.

(b) In the event the Merger Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force or effect.

Section 2. Waiver Agreement. Reference is hereby made to the Waiver Agreement. The Sponsor hereby acknowledges and agrees that (a) the Waiver Agreement remains in full force and effect, (b) the issuance of shares of Class A Common Stock in connection with the PIPE Investment and any impact of the Surrendered Shares shall be subject to the Waiver (as defined in and effected by the Waiver Agreement) and (c) as a result, all shares of Class F Common Stock after giving effect to the Surrendered Shares shall convert into shares of Class A Common Stock on a one-to-one basis immediately prior to the Effective Time.

Section 3. Successors and Assigns. Sponsor understands that the terms of this Agreement are binding on and shall inure to the benefit of Sponsor’s beneficiaries, heirs, legatees and other statutorily designated representatives. Sponsor also understands that this Agreement, once executed, is irrevocable and binding, and if Sponsor shall transfer, sell or otherwise assign any shares of Class F Common Stock held by it, the transferee of such shares shall be bound by the terms of this Agreement as if such transferee were a party hereto.

1

Section 4. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by electronic mail shall be effective as delivery of a manually executed counterpart thereof.

Section 5. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

[Signature Page Follows]

2

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GORES METROPOULOS II, INC.

By:	/s/ Andrew McBride
Name: Andrew McBride
Title: Chief Financial Officer and Secretary

GORES METROPOULOS SPONSOR II, LLC

By: GM Sponsor II, LLC, its managing member

By: AEG Holdings, LLC, its manager

By:	/s/ Alec Gores
Name: Alec Gores
Title: Chairman

[SIGNATURE PAGE TO SHARE SURRENDER AGREEMENT]

3

Exhibit 99.1

Sonder Holdings Inc. and Gores Metropoulos II, Inc. Announce Additional Committed Capital to Fully Fund Business Plan and Strategic Revision of Transaction Terms

•	Sonder continues to perform strongly – delivering company-record Q2 revenue and robust global expansion as travel rebounds
•	Incremental investment of ~$330 million and resulting total capital of ~$530 million provides for a fully funded business plan, in addition to trust proceeds of up to $450 million
•

Approximately $110 million incremental PIPE raise from leading investors including affiliates of Gores Metropoulos II, Fidelity Management & Research LLC, funds and accounts managed by BlackRock, Atreides Management, LP, and Senator Investment Group, in addition to the $200 million previously announced PIPE

•	Signed non-binding term sheet for $220 million of Delayed Draw Notes with existing PIPE investors to be available following the closing of the proposed business combination
•	Strategic revision of transaction terms results in combined company with an estimated pro forma enterprise value of over $1.9 billion

SAN FRANCISCO, CA., and LOS ANGELES, CA., October 28, 2021 – Sonder Holdings Inc. (“Sonder’’ or the “Company”), a leading next-generation hospitality company that is redefining the guest experience through technology and design, and Gores Metropoulos II, Inc. (Nasdaq: GMII, GMIIW and GMIIU), a special purpose acquisition company formed by affiliates of The Gores Group and Metropoulos & Co., announced strategic amendments to the terms of their previously announced definitive agreement (the “Merger Agreement”) to combine. These amendments and associated incremental investments by leading institutional investors to adapt to current market conditions strongly position Sonder for long-term growth, and underscore Sonder’s and Gores Metropoulos II’s collective commitment to driving long-term value creation for all stockholders.

As part of the amended terms of the transaction, the combined company’s implied pro forma enterprise value will be $1.925 billion. Sonder will receive approximately $110 million in additional capital from affiliates of Gores Metropoulos II and other leading investors, including Fidelity Management & Research LLC, funds and accounts managed by BlackRock, Atreides Management, LP, and Senator Investment Group (the “New PIPEs”), in addition to the $200 million previously announced PIPE (the “Existing PIPE”). Moreover, Sonder has signed a non-binding term sheet for Delayed Draw Notes of $220 million with existing PIPE investors, to be available following the closing of the proposed business combination, which enables the Company to fund its growth over the next several years.

“Sonder continues to generate impressive results amid the ongoing recovery of the travel industry and is well positioned for future growth given their unique value proposition. We strongly believe that Sonder is the hospitality brand of tomorrow and have high conviction that the company will continue to grow, which is why we are increasing our initial investment,” said Alec Gores, Chairman and CEO of The Gores Group and CEO of Gores Metropoulos II. “In response to evolving market dynamics, we are also amending the terms of our merger agreement, reflecting our commitment to driving long-term value creation, transparency and stockholder alignment in this high-performing and innovative business.”

“We continue to see a rebound in leisure travel, and we are aggressively pursuing our expansion plans and capturing significant consumer demand. We reported company-record quarterly revenue in Q2 and are eager to pursue continued growth,” said Francis Davidson, Co-Founder and CEO of Sonder. “We’re thrilled to have a committed and creative partner in Gores and the amendments, and incremental investment announced today will allow us to pursue our ambitious growth and expansion strategy in full force. In the past year alone, we’ve launched in three additional countries and expanded our operations in dozens of other markets, and we expect to continue to scale our business and innovate to adapt to the needs of emerging traveler segments like digital nomads.”

Sonder recently announced its entry into France with the opening of a property in Paris near the iconic Champs-Élysées, as well as large expansions of its operations in the Middle East and Mexico. The Company also launched a corporate travel offering, opening its doors to even more business travelers and continues to grow its extended stays offering to capture new traveler groups.

Transaction Details

The amended terms revise the combined company’s pro forma enterprise value to $1.925 billion. As part of the proposed business combination, the Company will receive approximately $110 million in incremental capital from affiliates of Gores Metropoulos II and other leading investors including Fidelity Management & Research Company LLC, funds and accounts managed by BlackRock, Atreides Management, LP, and Senator Investment Group pursuant to the New PIPEs, in addition to the $200 million Existing PIPE, which continues to be led by affiliates of Gores Metropoulos II, with participation from top-tier institutional investors including Fidelity Management & Research Company LLC, funds and accounts managed by BlackRock, Atreides Management, LP, funds and accounts managed by Principal Global Investors, LLC, and Senator Investment Group. Additionally, the Company has put in place a non-binding term sheet for Delayed Draw Notes of $220 million with existing PIPE investors, to be available following closing of the proposed business combination. Subject to any redemptions by the public stockholders of Gores Metropoulos II and the payment of transaction expenses at the closing, the $200 million in Existing PIPE proceeds and approximately $110 million in proceeds from the New PIPEs will be used together with up to $450 million in cash in Gores Metropoulos II’s trust account and Delayed Draw Notes of $220 million to fund operations and support new and existing growth initiatives.

Additionally, the parties agreed to extend the Merger Agreement end date from October 28, 2021 to January 31, 2022 after which Gores Metropoulos II and Sonder would have the right to terminate the Merger Agreement if the proposed business combination has not been consummated by January 31, 2022. The proposed business combination remains on track to close in the second half of 2021, subject to approval by Gores Metropoulos II’s stockholders and other customary closing conditions.

Advisors

Goldman Sachs & Co. LLC is serving as exclusive financial advisor to Sonder. Wilson Sonsini Goodrich & Rosati, P.C. is serving as legal advisor to Sonder.

Morgan Stanley & Co. LLC is serving as lead financial advisor and Deutsche Bank Securities Inc. and Citigroup are serving as capital markets advisors to Gores Metropoulos II. Moelis & Company LLC acted as additional financial advisor to Gores Metropoulos II. Weil, Gotshal & Manges LLP is serving as legal advisor to Gores Metropoulos II.

Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, Citigroup and Deutsche Bank Securities Inc. are serving as joint lead placement agents on the Existing PIPE. Latham & Watkins LLP is serving as legal advisor to the co-placement agents.

About Sonder

Sonder is revolutionizing hospitality through innovative, tech-enabled service and inspiring, thoughtfully designed accommodations combined into one seamless experience. Launched in 2014 and headquartered in San Francisco, Sonder provides a variety of accommodation options — from spacious rooms to fully-equipped suites and apartments — found in over 35 markets spanning ten countries and three continents. The Sonder app gives guests full control over their stay. Complete with self-service features, simple check-in and 24/7 on-the-ground support, amenities and services at Sonder are just a tap away, making a world of better stays open to all.

To learn more, visit www.sonder.com or follow Sonder on Facebook, Twitter or Instagram. Download the Sonder app on Apple or Google Play.

About Gores Metropoulos II, Inc.

Gores Metropoulos II, Inc. (Nasdaq: GMII, GMIIW, and GMIIU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, a global investment firm founded in 1987 by Alec Gores, and by an affiliate of Metropoulos & Co. whose Principals are Dean, Evan and Daren Metropoulos. Gores Metropoulos II was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Messrs. Gores and Metropoulos together have over 100 years of combined experience as entrepreneurs, operators and investors across diverse sectors including industrials, technology, media and entertainment, business services, healthcare and consumer products and services. Over the course of their careers, Messrs. Gores and Metropoulos and their respective teams have invested in more than 180 portfolio companies through varying macroeconomic environments with a consistent, operationally-oriented investment strategy. For more information, please visit www.gores.com.

Forward-Looking Statements This document may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning Gores Metropoulos II’s or Sonder’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed Business Combination will generate returns for stockholders. These forward-looking statements are based on Gores Metropoulos II’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Gores Metropoulos II’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement (as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of October 27, 2021, by and among Gores Metropoulos II, Sonder and the other parties to the Merger Agreement (such amendment, “Amendment No. 1”)) and the proposed Business Combination contemplated thereby; (b) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of Gores Metropoulos II or other conditions to closing in the Merger Agreement (as amended by Amendment No. 1); (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed Business Combination; (d) the inability to complete the Existing PIPE or the New PIPEs; (e) the risk that the proposed Business Combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed Business Combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in SPACs) which could result in the need for Gores Metropoulos II to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of Gores Metropoulos II’s securities and the attractiveness of the Business Combination to investors; (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) the inability of Sonder to enter into definitive documentation with respect to the Delayed Draw Notes prior to closing, and (k) other risks and uncertainties indicated from time to time in the final prospectus of Gores Metropoulos II, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Gores Metropoulos II. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this document speak only as of the date of this document. Except as required by law, neither Gores Metropoulos II nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Gores Metropoulos II’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Additional Information and Where to Find It Additional information about the proposed Business Combination, including a copy of Amendment No. 1, will be provided in a Current Report on Form 8-K which will be filed by Gores Metropoulos II with the SEC and will also be available at www.sec.gov.

In connection with the proposed Business Combination, Gores Metropoulos II has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, consent solicitation statement and prospectus with respect to Gores Metropoulos II’s securities to be issued in connection with the proposed Business Combination that also constitutes a preliminary prospectus of Gores Metropoulos II and will mail a definitive proxy statement/consent solicitation statement/prospectus and other relevant documents to its stockholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of Gores Metropoulos II’s stockholders to be held to approve the proposed Business Combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Gores Metropoulos II stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they will contain important information about the proposed Business Combination. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Gores Metropoulos II stockholders as of a record date to be established for voting on the proposed Business Combination and the other matters to be voted upon at the Special Meeting. Gores Metropoulos II stockholders will also be able to obtain copies of the definitive proxy statement/consent solicitation statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, the Company’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation Gores Metropoulos II, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Company stockholders in connection with the proposed Business Combination. Gores Metropoulos II stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Gores Metropoulos II in Gores Metropoulos II’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Gores Metropoulos II stockholders in connection with the proposed Business Combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Gores Metropoulos II intends to file with the SEC.

Disclaimer This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

For Sonder:

Media Contacts

Finsbury Glover Hering

press@sonder.com

Investor Contacts

Chris Mammone, The Blueshirt Group

ir@sonder.com

For The Gores Group and affiliates:

Jennifer Kwon Chou

Managing Director

The Gores Group

310-209-3010

jchou@gores.com

OR

John Christiansen/Cassandra Bujarski

Sard Verbinnen & Co

GoresGroup-SVC@sardverb.com

Transaction Overview

Exhibit 99.2

Transaction summary

Key Transaction Terms

Illustrative Post-Transaction Ownership

12%
4%
16%
69%
Existing Sonder Shareholders
SPAC Shareholders
PIPE Investors
SPAC Sponsor

Pro Forma Ownership	Value
Existing Sonder Shareholders	$ 1,902
SPAC Shareholders	450
PIPE Investors[1]	322
SPAC Sponsor[1]	100
Total Value	**$ 2,773**

Illustrative Pro Forma Valuation ($M, except per share values)

Pro Forma Capitalization	
Share Price at Merger	$ 10.00
Total Shares Outstanding	277.3
Equity Value	**$ 2,773**
(-) PF Net Balance Sheet Cash[2]	($848)
Enterprise Value	**$ 1,925**
2022E GAAP Revenue	*$ 610*
Implied Multiple	*3.2x*

Sources and Uses ($M)

Sources	
SPAC Cash in Trust	$ 450
PIPE Investment	200
Additional PIPE[1]	109
New Delayed Draw Notes (Undrawn)	0
Seller Rollover Equity	1,902
Total	**$ 2,661**

Uses	
Net Cash to Balance Sheet[2]	$ 729
Transaction Costs[3]	30
Seller Rollover Equity	1,902
Total	**$ 2,661**

Sonder

Exhibit 99.2 Transaction Overview Transaction summary Illustrative Pro Forma Valuation ($M, except per share values) Key Transaction Terms Pro Forma Capitalization ● Pro forma enterprise value of $1,925M (3.2x 2022E revenue) Share Price at Merger $ 10.00 ● Pro forma net balance sheet cash includes proceeds from the March 2021 convertible note Total Shares Outstanding 277.3 issuance Equity Value $ 2,773 1 ● Original PIPE investment of $200mm upsized with additional PIPE investment of $109mm 2 (-) PF Net Balance Sheet Cash ($848) ● Assumes the new Delayed Draw Notes (up to ~$220mm) are undrawn at close Enterprise Value $ 1,925 ● Existing Sonder shareholders will retain 69% ownership in the pro forma company ● Both the SPAC and PIPE oﬀering are 100% primary with all net proceeds (after transaction 2022E GAAP Revenue $ 610 costs) going to the balance sheet Implied Multiple 3.2x Sources and Uses ($M) Illustrative Post-Transaction Ownership Sources SPAC Cash in Trust $ 450 PIPE Investment 200 4% Pro Forma Ownership Value 1 Additional PIPE 109 Existing Sonder Shareholders $ 1,902 New Delayed Draw Notes (Undrawn) 0 SPAC Shareholders 450 Seller Rollover Equity 1,902 1 PIPE Investors 322 Total $ 2,661 1 SPAC Sponsor 100 Uses Total Value $ 2,773 2 Net Cash to Balance Sheet $ 729 3 Transaction Costs 30 Seller Rollover Equity 1,902 Total $ 2,661 Note: Assumes a nominal share price of $10.00 per share. Pro Forma Ownership excludes impact of warrants and earnout to existing Sonder shareholders. Shareholders from Sonder’s convertible note issuance included in existing Sonder shareholders. Pro forma net balance sheet cash as of 6/30/2021 includes approximately $119M of net cash projected and $35M of projected debt outstanding (the transaction is expected to close by the end of 2021). Pro forma net balance sheet cash as of 6/30/2021 assumes no Sonder transaction expenses and $30M of Company transaction expenses. Pro forma net balance sheet cash assumes zero redemptions by Gores Metropoulos II public shareholders. Sonder has entered into a non-binding term sheet with 1 respect to the Delayed Draw Notes ﬁnancing and the consummation of such ﬁnancing is subject to the completion of deﬁnitive documentation. Additional PIPE of ~$109.4mm includes ~$102.3mm investment by existing PIPE investors and SPAC Sponsor in 2 exchange for ~11.51mm common shares (and result of SPAC Sponsor cancelling ~1.28mm founder shares) and incremental ~$7.1mm investment by SPAC Sponsor in exchange for ~0.71mm common shares. Assumes no draw on the new Delayed Draw 3 Notes. Excludes estimated Sonder transaction expenses of $16-$18mm. Company transaction expenses are expected to be ~$40mm by transaction close.